Exhibit 99.6

MANAGEMENT INFORMATION CIRCULAR

GREENBROOK TMS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 7, 2021

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the Shareholders (the “Meeting”) of Greenbrook TMS Inc. (“Greenbrook” or the “Company”) will be held on Monday, June 14, 2021 at 10:00 a.m. (Toronto time) by way of virtual-only meeting via live webcast.

Meeting Business

The Meeting will be held for the following purposes:

1.	to receive the annual consolidated financial statements of Greenbrook for the fiscal year ended December 31, 2020, and the auditors’ report thereon;

2.	to elect members of the Board of Directors of Greenbrook (see “Business to be Transacted at the Meeting – Election of the Board of Directors”);

3.	to appoint Greenbrook’s auditors and to authorize the directors to fix the auditors’ remuneration (see “Business to be Transacted at the Meeting – Appointment of the Auditors”);

4.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Appendix B to the Management Information Circular which accompanies this Notice of Annual and Special Meeting, approving certain amendments to the Company’s Stock Option Plan, as more particularly described in the accompanying Management Information Circular (see “Business to be Transacted at the Meeting – Amendments to Stock Option Plan”);

5.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Appendix D to the Management Information Circular which accompanies this Notice of Annual and Special Meeting, approving all unallocated Options and Share-Based Awards under the Company’s Equity Incentive Plan (as each term is defined in the accompanying Management Information Circular) (see “Business to be Transacted at the Meeting – Approval of Unallocated Options and Share-Based Awards”); and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Record Date

You have the right to receive notice of and vote at the Meeting as set out in the accompanying Management Information Circular if you are a Greenbrook shareholder as of the close of business on May 5, 2021.

Meeting Format

Greenbrook will hold its Meeting exclusively by electronic means via live webcast. The decision to hold the Meeting by electronic means has been made in light of the recommendations and restrictions by authorities to address proactively the public health impact of COVID-19 (coronavirus) and to mitigate risks to the health and safety of our shareholders and the broader community. As a result of these recommendations and restrictions, it will not be possible to attend the Meeting in person. Shareholders will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person. The health and safety of our shareholders and other interested stakeholders is our top priority.

You can attend the Meeting by joining the live webcast online at www.virtualshareholdermeeting.com/GTMS2021AGM. See “Voting Information” in the accompanying Management Information Circular for detailed instructions on how to attend and vote at the Meeting.

Given the extraordinary circumstances, management currently intends on only proceeding with the formal items of business of the Meeting without any opening remarks or subsequent management presentations. However, shareholders will still have the opportunity to submit questions during the Meeting through the live webcast.

Your Vote is Important

As a Greenbrook shareholder, it is important that you read the accompanying Management Information Circular carefully.

You are entitled to vote either by proxy or at the Meeting by online ballot through the live webcast platform. If you are unable to attend the Meeting, you are requested to vote your shares online or by using the enclosed form of proxy or voting instruction form.

Registered shareholders (whose Greenbrook shares are registered in their name) should vote online at www.proxyvote.com or complete and sign the enclosed form of proxy and return it in the envelope provided. Proxies must be received by Broadridge Investor Communications Corporation at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9, by no later than 5:00 p.m. (Toronto time) on June 10, 2021.

Non-registered beneficial shareholders (whose Greenbrook shares are held indirectly through an intermediary such as a bank, trust company, securities broker or other intermediary) should review the voting instruction form provided by their intermediary, which sets out the procedures to be followed for voting shares held through intermediaries.

If you wish to appoint a proxyholder other than Elias Vamvakas or Bill Leonard, each of whom is a director of Greenbrook, you must create an appointee name and an eight-character appointee identification number, either online at www.proxyvote.com or in your form of proxy or voting instruction form. This applies to both registered and non-registered shareholders. If you do not provide your proxyholder with the exact appointee name and eight-character appointee identification number you created, your proxyholder will not be able to vote at the Meeting.

Greenbrook believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold this Meeting through electronic means. Shareholders will have substantially the same opportunity to vote and submit questions on matters of business at the Meeting as in past years when shareholders meetings were held in person.

For those that plan on accessing the live webcast, please allow ample time prior to the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on Monday, June 14, 2021, unless otherwise adjourned or postponed. Once logged in to the webcast, it is important to remain connected to the internet for the duration of the Meeting.

By Order of the Board of Directors,

Toronto, Ontario	Bill Leonard
May 7, 2021	President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

All information in this Management Information Circular (the “Circular”) is as of May 7, 2021, unless otherwise indicated.

In this Circular, “we”, “us”, “our”, “Greenbrook” and “the Company” refer to Greenbrook TMS Inc. and its subsidiaries, where applicable. “You” and “your” refer to holders (“Shareholders”) of common shares of Greenbrook (“Shares”). Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to United States dollars.

This Circular is provided in connection with our Annual and Special Meeting of Shareholders to be held on Monday, June 14, 2021 (the “Meeting”). Your proxy is being solicited by management of Greenbrook for the items described in the Notice of Meeting on the previous page. We pay for all costs associated with soliciting your proxy. We usually make our request by mail, but we may also solicit your proxy by telephone.

As a Shareholder, you have the right to electronically attend and vote at the Meeting as set out in this Circular. Please read this Circular, as it gives you information that you will need to know in order to cast your vote. We also encourage you to read Greenbrook’s management’s discussion and analysis and annual consolidated financial statements for the fiscal year ended December 31, 2020 (“Fiscal 2020”). A copy of the management’s discussion and analysis and annual consolidated financial statements will be sent to all registered and beneficial Shareholders who have requested that these materials be sent to them. These documents are also available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov (as an exhibit to our Annual Report on Form 40-F), and on Greenbrook’s website at www.greenbrooktms.com.

On January 12, 2021, at a special meeting of Shareholders, our Shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (the “Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding Shares, such that the trading price of the Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Share for every five pre-consolidation Shares and on February 4, 2021 the Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). The Shares began trading on Nasdaq on March 16, 2021.

Unless otherwise indicated, all Share numbers in this Circular have been adjusted to give effect to such Share Consolidation.

Table of Contents

Page

BUSINESS TO BE TRANSACTED AT THE MEETING	1
VOTING INFORMATION	2
ABOUT GREENBROOK	6
ELECTION OF DIRECTORS	6
General	6
Advance Notice Provisions	7
Individual and Majority Voting Policy	7
Director Nominee Biographies	8
Board and Committee Attendance	12
OUR APPROACH TO CORPORATE GOVERNANCE	13
General	13
The Role of the Board	13
Corporate Governance Policies and Practices	13
Composition of our Board and Board Committees	14
Director Independence	14
Meetings of Independent Directors and Conflicts of Interest	14
Committees of our Board	15
Governance and Nominating Committee	16
Compensation Committee	17
Role of the Compensation Consultant	18
Director Term Limits and Other Mechanisms of Board Renewal	18
Orientation and Continuing Education	19
Ethical Business Conduct	19
Diversity	19
Disclosure Policy	19
DIRECTOR COMPENSATION	20
General	20
Director Fees	20
Directors’ Hedging Policy	20
Director Compensation Table	21
Outstanding Option-Based Awards	21
Incentive Plan Awards – Value Vested or Earned During the Year	22
Changes to Director Compensation for Fiscal 2021	22
EXECUTIVE COMPENSATION	23
Introduction	23
Compensation Discussion and Analysis	23
Securities Authorized for Issuance Under Equity Compensation Plans	32
Summary Compensation Table	32
Outstanding Share-Based Awards and Option-Based Awards	33
Incentive Plan Awards – Value Vested or Earned During the Year	34
Changes to Executive Compensation for Fiscal 2021	34
OTHER INFORMATION	35
Indebtedness of Directors and Executive Officers	35
Interests of Certain Persons or Companies in Matters to be Acted Upon	35
Interests of Informed Persons in Material Transactions	35
Shareholder Proposals	35
Additional Information	35
Contacting the Board of Directors	36
Board Approval	36

i

Table of Contents

(continued)

Page

Appendix A MANDATE OF THE BOARD OF DIRECTORS	A-1
Appendix B Option Plan Amendment Resolution	B-1
Appendix C Amended and Restated Omnibus Equity Incentive Plan	C-1
Appendix D Unallocated Awards Resolution	D-1

ii

BUSINESS TO BE TRANSACTED AT THE MEETING

The following business will be transacted at the Meeting:

Receiving the Annual Financial Statements

●   Management will present the annual financial results at the Meeting.

Election of the Board of Directors

●   Eight director nominees are proposed for election to the Board. Shareholders may vote on the election of the directors.

Appointment of the Auditors

●   The Board recommends the re-appointment of KPMG LLP as Greenbrook’s auditors. Shareholders may vote on the re-appointment of the auditors and the authorization of the Board to fix such auditors’ remuneration.

Amendments to the Stock Option Plan

●   Shareholders are asked to consider, and if thought appropriate, to pass an ordinary resolution approving certain amendments to Greenbrook’s amended and restated stock option plan.

Approval of Unallocated Options and Share-Based Awards

●   Shareholders are asked to consider, and if thought appropriate, to pass an ordinary resolution approving all unallocated Options and Share-Based Awards (as defined herein) under Greenbrook’s amended and restated omnibus equity incentive plan.

Receiving the Annual Financial Statements

Our audited consolidated financial statements for the fiscal year ended December 31, 2020, including the auditors’ report thereon, have been prepared and will be sent to registered and beneficial Shareholders who have requested that these materials be sent to them. Our audited consolidated financial statements are also available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov (as an exhibit to our Annual Report on Form 40-F) and on our website at www.greenbrooktms.com.

Election of the Board of Directors

The Board has determined that eight directors will be elected at the Meeting. See “Election of Directors” on page 6 for more information.

The Board recommends that you vote FOR the election of each of the following persons who have been proposed by the Board for election as directors by the Shareholders:

•	Brian P. Burke

•	Colleen Campbell

•	Sasha Cucuz

•	Adrienne Graves, Ph.D.

•	Bill Leonard

•	Adele C. Oliva

•	Frank Tworecke

•	Elias Vamvakas

Directors appointed at the Meeting will serve, subject to our Articles and the Business Corporations Act (Ontario) (the “OBCA”), until the end of the next annual shareholders meeting or until their successors are elected or appointed. All of the proposed directors are currently directors of Greenbrook.

Appointment of the Auditors

If you are a Shareholder, you can vote on the appointment of the auditors and authorizing the Board to set the auditors’ remuneration. The Board recommends that you vote FOR the re-appointment of our current auditors, KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as our auditors, and authorizing the Board to set KPMG LLP’s remuneration.

The auditors will serve until the end of the next annual shareholders meeting or until a successor is appointed. KPMG LLP has been our auditors since 2017.

Amendments to the Stock Option Plan

We are asking Shareholders to consider and, if deemed advisable, pass an ordinary resolution (the “Option Plan Amendment Resolution”, the full text of which is set forth in Appendix B to this Circular, approving the Amendment Provision Updates (as defined below under the heading “Executive Compensation – Long-Term Incentive Plans”). If the Option Plan Amendment Resolution is not approved, the Amendment Provision Updates will not be incorporated into the Amended and Restated Omnibus Equity Incentive Plan (formerly the Amended and Restated Stock Option Plan). To be effective, the Option Plan Amendment Resolution must be approved by at least 50% of the votes cast in person or by proxy by the Shareholders at the Meeting.

A summary of the principal terms of the Amended and Restated Omnibus Equity Incentive Plan can be found on page 25.

The Board recommends that you vote FOR the approval of the adoption of the Amendment Provision Updates.

Approval of Unallocated Options and Share-Based Awards

We are asking Shareholders to consider and, if deemed advisable, pass an ordinary resolution (the “Unallocated Awards Resolution”), the full text of which is set forth in Appendix D to this Circular, approving the unallocated Options and Share-Based Awards (as defined below) under the Amended and Restated Omnibus Equity Incentive Plan.

This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, all outstanding Options will remain unaffected but no new awards may be exercised or redeemed for Shares issued from treasury under the Amended and Restated Omnibus Equity Incentive Plan (formerly the Amended and Restated Stock Option Plan) until Shareholder approval is received. To be effective, the Unallocated Awards Resolution must be approved by at least 50% of the votes cast in person or by proxy by the Shareholders at the Meeting.

The Board recommends that you vote FOR the approval of the unallocated Options and Share-Based Awards.

Considering Other Business

We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, you or your proxyholder can vote your Shares on these items as you or your proxyholder sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

VOTING INFORMATION

Who Can Vote

We are authorized to issue an unlimited number of Shares. As of May 5, 2021, there were 13,735,788 issued and outstanding Shares.

Each Share you own as of the close of business on May 5, 2021, the record date for the Meeting, entitles you to one vote on each of the matters to be acted upon at the Meeting, or any adjournment or postponement thereof, either by proxy or at the Meeting by online ballot through the live webcast platform. The right to vote at the Meeting is limited to Shareholders who own Shares as of the above record date for the Meeting.

The directors and officers of Greenbrook are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the total outstanding Shares, other than (i) Greybrook Health Inc. (“Greybrook Health”), which beneficially owns, directly and indirectly, or exercises control or direction over 4,327,697 Shares, which represents approximately 31.5% of our issued and outstanding Shares, and (ii) 1315 Capital, LLC (“1315 Capital”), which beneficially owns, directly and indirectly, or exercises control or direction over 1,771,171 Shares, which represents approximately 12.9% of our issued and outstanding Shares.

Each of Greybrook Health and 1315 Capital has advised Greenbrook that it intends to vote FOR the election of directors to the Board, the appointment of the auditors and authorizing the directors to set the auditors’ remuneration, the Option Plan Amendment Resolution and the Unallocated Awards Resolution.

How to Vote

Registered Shareholder Voting

You are a registered shareholder (“Registered Shareholder”) if your name appears on your Share certificate or on the register maintained by our transfer agent, Computershare Investor Services Inc. Your proxy form indicates if you are a registered shareholder. If you are a Registered Shareholder, you may vote at the Meeting by online ballot through the live webcast platform or by proxy in advance of the Meeting. See below for details on each voting option.

Voting at the Meeting

If you are a Registered Shareholder and you wish to vote your Shares at the Meeting, you do not need to complete and return the form of proxy. Your vote will be taken by electronic ballot and counted at the virtual Meeting. See “How to Attend and Participate at the Virtual Meeting” below.

Voting by Proxy

Registered Shareholders have three options to vote by proxy:

•	On the Internet in advance of the Meeting

Visit www.proxyvote.com or scan the QR code on the form of proxy to access the website and follow the instructions on screen. You will need your 16-digit control number (located on both sides of the form of proxy) to identify yourself to the system. If you are voting through the internet, all required information must be entered by 5:00 p.m. (Toronto time) on June 10, 2021.

•	By Mail

Complete, date and sign the enclosed form of proxy and return it to Broadridge Investor Communications Corporation (“Broadridge”) at: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9, in the envelope provided so that it arrives no later than 5:00 p.m. (Toronto time) on June 10, 2021. This will ensure your vote is recorded.

•	By Telephone

Call 1-800-474-7493 (English) or 1-800-474-7501 (French) and follow the instructions. You will need your 16-digit control number (located on the front of the form of proxy) to identify yourself to the system. If you are voting by telephone, all required information must be entered by 5:00 p.m. (Toronto time) on June 10, 2021. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

Signing the enclosed form of proxy gives authority to Elias Vamvakas or Bill Leonard, each of whom is a director of Greenbrook, to vote your Shares at the Meeting. You may appoint someone other than the above-named directors to vote your Shares by writing the name of the person that you wish to appoint, who need not be a Shareholder, in the blank space provided on the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares.

If you appoint someone other than the above-named directors as your proxyholder, you must create an appointee name and an eight-character appointee identification number, either online at www.proxyvote.com or on your form of proxy. If you do not provide your proxyholder with the exact appointee name and eight-character appointee identification number you created, your proxyholder will not be able to vote at the Meeting.

The persons named on the form of proxy must vote or withhold from voting your Shares in accordance with your directions. In the absence of such directions, proxies received by management will be voted in favor of the election of directors to the Board, the appointment of the auditors and authorizing the directors to set the auditors’ remuneration, the Option Plan Amendment Resolution and the Unallocated Awards Resolution.

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of Greenbrook knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the person named in your form of proxy will vote on them in accordance with their best judgment.

Revoking Your Proxy

If you are a Registered Shareholder and wish to revoke your proxy, you may revoke a vote you made by proxy by:

•	voting again online at www.proxyvote.com or by completing and signing a proxy bearing a later date and depositing it in accordance with the instructions on the form of proxy, which will revoke any proxy you previously submitted;

•	voting at the virtual Meeting by submitting an online ballot through the live webcast platform, which will revoke any proxy you previously submitted; or

•	making a request in writing stating that you wish to revoke your proxy, before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney or by electronic signature to the extent permitted by applicable law. This statement must be deposited at the registered office of Broadridge at the address listed below no later than 5:00 p.m. (Toronto time) on June 10, 2021, or two business days immediately preceding any adjournment or postponement of the Meeting, or delivered in any other manner provided by law.

Broadridge Investor Communications Corporation
Data Processing Centre,
P.O. Box 3700 STN Industrial Park,
Markham, ON
L3R 9Z9

Non-Registered or Beneficial Shareholder Voting

Information in this section is very important to non-registered or beneficial owners of Shares. You are a non-registered or beneficial owner if your Shares are held in the name of an intermediary such as a bank, trust company, securities broker, depository (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company) or other intermediary (“Beneficial Shareholder”). Applicable Canadian securities laws require intermediaries to seek voting instructions from Beneficial Shareholders. Accordingly, you will have received from your intermediary a voting instruction form for the number of Shares you hold.

Voting at the Meeting

A Beneficial Shareholder who receives a voting instruction form from their intermediary cannot use that voting instruction form to vote Shares directly at the virtual Meeting. To vote your Shares at the Meeting by online ballot through the live webcast platform, your intermediary must appoint you as proxyholder. In order to be appointed as proxyholder, insert your name in the space provided on the voting instruction form and follow the return instructions provided by your intermediary. In addition, you must create an appointee name and an eight-character appointee identification number, either online at www.proxyvote.com or on your voting instruction form. If you do not create an appointee name and eight-character appointee identification number, you will not be able to vote at the Meeting. You do not need to fill in the voting directions as your vote will be taken at the Meeting. The voting instruction form must be returned to your intermediary well in advance of the Meeting in order to appoint your proxyholder.

If you are a Beneficial Shareholder holding your Shares through a U.S. bank, broker or dealer, you must also obtain a valid legal proxy from your broker, bank, dealer or other agent and then register in advance to attend the virtual Meeting. Follow the instructions from your broker, bank, dealer or other agent included with these proxy materials, or contact your broker, bank, dealer or other agent to request a legal proxy form.

Voting Instruction

Beneficial Shareholders who do not wish to vote at the Meeting by online ballot through the live webcast platform are still encouraged to vote their Shares. You can do so by following the instructions on the voting instruction form provided by your intermediary. The voting instruction form must be returned to your intermediary well in advance of the Meeting in order to have the Shares votes.

Each intermediary has its own procedures, which should be carefully followed to ensure that your Shares are voted at the Meeting. The persons named on the voting instruction form must vote or withhold from voting your Shares in accordance with your directions. In the absence of such directions, voting instruction forms received will be voted in favor of the election of directors to the Board, the appointment of the auditors and authorizing the directors to set the auditors’ remuneration, the Option Plan Amendment Resolution and the Unallocated Awards Resolution.

The persons named in the voting instruction form you receive will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting.

If you are a Beneficial Shareholder and have not received a package containing a voting instruction form or form of proxy, please contact your intermediary.

As of the date of this Circular, management of Greenbrook knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the voting instruction form will vote on them in accordance with their best judgment.

Revoking Your Voting Instruction

If you are a Beneficial Shareholder and wish to revoke your voting instructions, please contact your intermediary well in advance of the Meeting.

Delivery of Proxy-Related Materials

Proxy-related materials will be sent by Greenbrook to the intermediaries and not directly to Beneficial Shareholders. Greenbrook intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (request for voting instructions) to “objecting beneficial owners”.

Additional Voting Information

Broadridge counts and tabulates the votes.

For general Shareholder enquiries, you can contact our transfer agent, Computershare Investor Services Inc.:

•	by mail at:

Computershare Investor Services Inc.
100 University Avenue
8th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

•	by telephone - within Canada and the United States at 1-800-564-6253, and from all other countries at 1-416-263-9200;

•	by fax at 1-888-453-0330; or

•	by e-mail at service@computershare.com.

How to Attend and Participate at the Virtual Meeting

In order to attend the Meeting, Registered Shareholders, Beneficial Shareholders who have not duly appointed themselves as proxyholder, duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) and guests must log in online as set out below.

•	Step 1: Log in online at www.virtualshareholdermeeting.com/GTMS2021AGM.

•	Step 2: Follow the instructions below:

Registered Shareholders and Beneficial Shareholders who have not appointed themselves as proxyholders: Click “Login” and then enter your control number. The 16-digit control number located on both sides of your form of proxy or voting instruction form is your control number. For Registered Shareholders, if you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting. If you are a Beneficial Shareholder who has not appointed yourself as a proxyholder, you will not be able to vote at the Meeting, but you will be able to ask questions.

Duly appointed proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholders): Click “Login” and then enter the appointee name and the eight-character appointee identification number provided to you by the Shareholder who appointed you.

•	Guests: Click “Guest” and then complete the online form.

Registered Shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on Monday, June 14, 2021, unless otherwise adjourned or postponed. For those that plan on attending the Meeting via the live webcast platform, you should allow ample time to log in to the Meeting online and complete the check-in procedures.

Beneficial Shareholders who have not duly appointed themselves as proxyholders may listen to the Meeting and ask questions but may not vote. Guests will not be permitted to vote or ask questions during the Meeting.

For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page for assistance.

Greenbrook believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold this year’s Meeting through electronic means. Shareholders will have substantially the same opportunity to vote and submit questions on matters of business at the Meeting as in past years when the annual shareholders meetings were held in person.

ABOUT GREENBROOK

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

ELECTION OF DIRECTORS

General

The Articles provide that the Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. The Board determines the number of directors to be elected at a meeting of Shareholders. The Board has determined that, at the present time, there will be eight (8) directors, each of whom is to be elected at this Meeting and who will hold office until the end of the next annual meeting of Shareholders or until their successors are elected or appointed.

The director biographies on pages 8 to 12 of this Circular describe the directors who are proposed for election, along with their ownership of securities of the Company.

All nominees have established their eligibility and willingness to serve as directors. Five of the eight nominees are independent within the meaning of applicable securities laws and stock exchange rules. All nominees are currently directors of Greenbrook. Management does not believe that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy (or voting instruction form) may vote for another nominee at their discretion. Each director shall hold office until the next annual meeting of Shareholders or until the director resigns or a successor is elected or appointed.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of our Shareholders; (b) ensure that all Shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (c) allow Shareholders to register an informed vote. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include (a) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided that, if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

A copy of our by-laws are available under the Company’s profile on SEDAR at www.sedar.com.

Individual and Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of our Shareholders. To this end, the Board has adopted an individual and majority voting policy that requires that Shareholders be able to vote in favor of, or withhold from voting, separately for each nominee for director and that, in an uncontested election of directors, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election must immediately tender his or her resignation to the Chair of the Board following the applicable meeting or, if the affected director is the Chair, to each member of the GN Committee (as defined herein). Any resignation received by the Chair of the Board will be promptly referred to the GN Committee for consideration. An “uncontested election” means an election where the number of nominees for directors is equal to the number of directors to be elected.

The GN Committee will, promptly following the resignation but in any event within 30 days of the applicable Shareholders’ meeting, consider the offer of resignation and will recommend to the Board whether or not to accept it. The GN Committee will recommend that the Board accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Board.

The Board will act on the GN Committee’s recommendation promptly following its receipt thereof and, in any event, within 90 days of the applicable Shareholders’ meeting. The Board will accept the GN Committee’s recommendation absent exceptional circumstances. If a resignation is accepted, the Board may, subject to applicable law and our Articles, appoint a new director to fill any vacancy created by the resignation, reduce the size of the Board or call a meeting of Shareholders to appoint a replacement. A resignation will be effective upon its acceptance by the Board. We will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

Director Nominee Biographies

BRIAN P. BURKE(1)	Independent
Pennsylvania, USA

Principal Occupation:

Mr. Burke is currently the president of the Pittsburgh Penguins of the National Hockey League, a position he has held since February 2021.

Other Activities:

Prior to joining the Pittsburgh Penguins, Mr. Burke was a studio analyst at Rogers Sportsnet, a Canadian television sports network, from May 2018 to February 2021. Following graduation from Harvard Law School in 1981, Mr. Burke practiced corporate and securities law, with a focus on professional athletes and teams. Mr. Burke has been the president and/or general manager of several hockey organizations, including the Calgary Flames, Toronto Maple Leafs, Anaheim Ducks, Vancouver Canucks and the Hartford Whalers during the period from 1992 to 2018. Mr. Burke previously served as a member of the boards of directors of the Sports Lawyers Association, Canuck Place Children’s Hospice Foundation and Rugby Canada. Mr. Burke is also a member, and served on the selection committee of, the Hockey Hall of Fame. Mr. Burke received a Juris Doctor from Harvard Law School and a bachelor’s degree in history from Providence College.

Director since: October 2018	Public Board Memberships During Last Five Years: None
Age: 65	Public Board Interlocks: None
Committees: Compensation Committee (Chair) GN Committee	Meetings Attended in Fiscal 2020: Board Meetings - 5 of 6 (83%) GCN Committee Meetings(2) - 1 of 1 (100%)
Share Ownership
Shares Owned or Controlled	Options(6)
Nil	12,000
COLLEEN CAMPBELL(1)	Lead Independent Director
Ontario, Canada

Principal Occupation:

Ms. Campbell is currently the vice-chair of BMO Capital Markets, the investment and corporate banking arm of the Bank of Montreal (“BMO”), a position she has held since 2012.

Other Activities:

Ms. Campbell has over 38 years of experience in the investment banking industry serving in various roles since joining in 1997, including 15 years in debt capital markets and ultimately as global head of BMO’s debt capital markets group. Ms. Campbell is currently chair of BMO Capital Markets Real Estate Inc., chair of the Investment Committee for the Merchant Bank Real Estate Private Equity Fund, chair of the Investment Committee of the BMO Real Estate Fund and co-chair of the Investment Bank’s Diversity and Inclusion Steering Committee. Ms. Campbell holds an Honors Business Administration degree from Richard Ivey School of Business.

Director since: September 2018	Public Board Memberships During Last Five Years: None
Age: 63	Public Board Interlocks: None
Committees: Audit Committee (Chair)	Meetings Attended in Fiscal 2020: Board Meetings - 6 of 6 (100%) Audit Committee Meetings - 4 of 4 (100%)
Share Ownership
Shares Owned or Controlled	Options(6)
5,000	12,000

SASHA CUCUZ(1)	Not Independent(3)
Ontario, Canada

Principal Occupation:

Mr. Cucuz is currently the chief executive officer of Greybrook Securities Inc. (“Greybrook Securities”), a Toronto-based corporate finance and investment banking firm, a position he has held since 2005.

Other Activities:

As the CEO of Greybrook Securities, Mr. Cucuz is responsible for co-managing the firm’s operation and investment strategy. Together with his partners, Mr. Cucuz has played a significant role in growing Greybrook Securities’ real estate investment portfolio to include over 80 multi-family and residential development projects throughout North America, representing over $17 billion worth of estimated completion value. Under Mr. Cucuz’s leadership, the firm currently manages over $1.2 billion of equity on behalf of more than 6,800 high net worth individual and institutional clients located in over 30 countries. Mr. Cucuz also serves as the Co-chair of Greybrook Securities’ Investment and Project Advisory Committees where he is part of the team responsible for approving new acquisitions and overseeing existing limited partnerships. As the former CEO of Greybrook Health, Mr. Cucuz has been involved in several key transactions throughout the Greybrook Health portfolio including the acquisition of MacuHealth, LLC and Bruder Healthcare Inc. and financings for portfolio companies including TearLab Inc. In addition to being a member of the Board of Directors of Greenbrook, Mr. Cucuz is also a Director of Neupath Health Inc., Canada’s largest provider of Chronic Pain services. Charitably, Mr. Cucuz serves on the boards of the Greybrook Foundation and the Blu Genes Foundation. Mr. Cucuz holds a bachelor of arts degree in economics from York University.

Director since: September 2018	Public Board Memberships During Last Five Years:
	Neupath Health Inc.	(2020 to Present)
Age: 43	Public Board Interlocks: None
	Committees: None	Meetings Attended in Fiscal 2020: Board Meetings - 6 of 6 (100%)
Share Ownership
Shares Owned or Controlled	Options(6)
Nil	10,000
ADRIENNE GRAVES, Ph.D.(1)		Independent
North Carolina, USA Director since: October 2018

Principal Occupation:

Dr. Graves is currently a corporate director.

Other Activities:

Dr. Graves is a neuroscientist by training and a global leader in the pharmaceutical and medical device industries. Dr. Graves held multiple positions at Santen Inc., the U.S. subsidiary of a 130 year old Japanese pharmaceutical company, over a 15 year period, including as the president and chief executive officer from 2002 to 2010. In this role, Dr. Graves successfully established Santen Inc.’s strong global presence, brought multiple products through preclinical and clinical development to approval and commercialization, gained global clinical development and regulatory experience and led global teams through successful acquisitions and partnerships. Prior to joining Santen Inc., Dr. Graves spent 9 years at Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist, where she progressed through various roles including director of international ophthalmology. Dr. Graves currently serves as an independent director on the boards of IVERIC bio, Inc., Nicox S.A., Oxurion NV, Qlaris Bio, Inc., TherOptix, Inc. and Surface Ophthalmics. Dr. Graves also serves on the boards of the following foundations: ASCRS (American Society for Cataract and Refractive Surgery), FFB (Foundation Fighting Blindness), GRF (Glaucoma Research Foundation), HCP (Himalayan Cataract Project), and Retina Global. Dr. Graves holds a bachelor of arts degree in psychology with honors from Brown University, a Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris.

Public Board Memberships During Last Five Years:
Age: 67	Akorn, Inc. IVERIC bio, Inc. Nicox S.A. Oxurion NV TearLab Corporation	(2012 to 2020) (2018 to Present) (2014 to Present) (2018 to Present) (2005 to 2018)
Public Board Interlocks: None
	Committees: Audit Committee GN Committee (Chair)	Meetings Attended in Fiscal 2020: Board Meetings - 5 of 6 (83%) Audit Committee Meetings - 3 of 4 (75%) GCN Committee Meetings(2) – 1 of 1 (100%)
Share Ownership
Shares Owned or Controlled	Options(6)
Nil	10,000

BILL LEONARD(1)	Not Independent(4)
Maryland, USA

Principal Occupation:

Mr. Leonard is currently the President and Chief Executive Officer of the Company and its predecessor, TMS NeuroHealth Centers Inc., a position he has held since 2011.

Other Activities:

For more than 20 years, Mr. Leonard has provided operational and strategic leadership in the development of medical devices, pharmaceuticals and healthcare services. Mr. Leonard previously served as president of Leonard Consulting LLC from 2008 to 2011, and president of the Bio-Pharmaceutical Division of Euclid Vision Corporation from November 2007 to December 2010 where he developed FDA strategy for an ophthalmic drop that was successfully approved to undergo clinical trials. Mr. Leonard also served as president of the Refractive Surgery Division of TLC from July 2004 to March 2007, where he piloted a comprehensive business strategy and leadership generating over $200 million in revenue with 900 employees and a client base of 13,000 eye care professionals. Mr. Leonard holds a business administration degree from Towson University.

Director since: February 2018	Public Board Memberships During Last Five Years: None
Age: 56	Public Board Interlocks: None
Committees: None	Meetings Attended in Fiscal 2020: Board Meetings - 6 of 6 (100%)
Share Ownership
Shares Owned or Controlled	Options(6)
832,500	10,000
ADELE C. OLIVA(1)	Independent
Pennsylvania, USA

Principal Occupation:

Ms. Oliva is currently the Founding Partner of 1315 Capital LLC (“1315 Capital”), a Philadelphia-based firm that manages over $500 million and provides expansion and growth capital to commercial-stage medical technology, healthcare service, and specialty therapeutic companies, a position she has held since 2014. She was recruited to Quaker Partners in 2007 to expand their growth stage investing practice.

Other Activities:

Ms. Oliva has been a healthcare investor for over 20 years and focuses on commercial stage medical technology, healthcare service, and specialty therapeutic investments. Ms. Oliva co-founded 1315 Capital in 2014 to establish a firm focused on healthcare growth investing and the firm has since raised two funds. Prior to 1315 Capital and Quaker Partners, Ms. Oliva was Co-Head of US Healthcare at Apax Partners, where she started in 1997. Ms. Oliva was also in business development and marketing at Baxter International. Ms. Oliva received a bachelor of science degree from St. Joseph’s University and a master of business administration degree from Cornell University.

Director since: June 2019	Public Board Memberships During Last Five Years: TELA Bio Inc. (2019 to Present)
Age: 55	Public Board Interlocks: None
Committees: Compensation Committee GN Committee	Meetings Attended in Fiscal 2020: Board Meetings - 6 of 6 (100%) GCN Committee Meetings(2) - 1 of 1 (100%)
Share Ownership
Shares Owned or Controlled	Options(6)
1,771,171(8)	5,000

FRANK TWORECKE(1)		Independent
Maryland, USA

Principal Occupation:

Mr. Tworecke is currently a corporate director.

Other Activities:

Mr. Tworecke has more than 35 years of experience in leading major retail and apparel companies. Prior to his retirement in December 2012, Mr. Tworecke acted as group president of Sportswear of Warnaco Group Inc. from 2004 to 2012 where he served as the head of the Calvin Klein jeans brand worldwide and Chaps® units. Prior to this role, Mr. Tworecke served as the president of Cignal Division at Merry-Go-Round Enterprises, Inc., president and chief executive officer of Bon-Ton Stores Inc. and chief operating officer of Jos. A. Bank Clothiers. Mr. Tworecke also served on the boards of directors of Cherokee Inc., Hampshire Group Limited, Grafton-Fraser Inc. and Sinai Hospital of Baltimore. Mr. Tworecke holds a bachelor of science degree from Cornell University and a master of business administration degree from Syracuse University. Mr. Tworecke was also a member of the Business Advisory Council of the Department of Applied Economics and Management at Cornell University.

Director since: October 2018	Public Board Memberships During Last Five Years: None
Age: 74	Public Board Interlocks: None
	Committees: Audit Committee Compensation Committee	Meetings Attended in Fiscal 2020: Board Meetings - 6 of 6 (100%) Audit Committee Meetings - 4 of 4 (100%) GCN Committee Meetings(2) - 1 of 1 (100%)
Share Ownership
Shares Owned or Controlled		Options(6)
40,000		10,000
ELIAS VAMVAKAS(1)		Not Independent(5)
Ontario, Canada

Principal Occupation:

Mr. Vamvakas is the Chairman of the Board, a position he has held since February 2018. Mr. Vamvakas is currently the founder, chairman and CEO of Greybrook Capital Inc. (“Greybrook Capital”), a private equity firm focused on healthcare and real estate, a position he has held since 2007, and the Chairman of The Caldwell Partners International Inc., a position he has held since July 2019.

Other Activities:

Mr. Vamvakas was previously the chairman of TearLab Corporation, a position he held until July 2020. Prior to founding Greybrook Capital, Mr. Vamvakas co-founded TLC Vision Corporation (“TLC”) where he served as president and chief executive officer from 1994 to 2004. During this period, Mr. Vamvakas built TLC into the largest eye care service provider organization in North America with revenues of more than $300 million as TLC opened or acquired more than 100 laser eye clinics, over 200 mobile laser sites, more than 250 mobile cataract stations and several ambulatory surgery centres. Through TLC’s subsidiary, Vision Source Inc., TLC also developed the largest independent optometric franchise with more than 2,000 locations. Mr. Vamvakas holds a bachelor of science degree from the University of Toronto.

Chairman since:	Public Board Memberships During Last Five Years:
February 2018	TearLab Corporation	(1996 to 2020)
	The Caldwell Partners International Inc.	(2019 to Present)
Age: 62	Public Board Interlocks: None
	Committees: None	Meetings Attended in Fiscal 2020: Board Meetings - 6 of 6 (100%)
Share Ownership
Shares Owned or Controlled		Options(6)
Nil(7)		20,000

Notes:

(1)	Except as hereinafter described, none of the director nominees of Greenbrook, as at the date of this Circular, is or has been within the 10 years before the date of this Circular, (a) a director, chief executive officer or chief financial officer of any company that was subject to an order (as defined below) that was issued while the existing or proposed director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, (b) was subject to an order that was issued after the existing or proposed director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

No director nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in deciding whether to vote for a nominee.

Ms. Oliva was a member of the board of directors of NovaSom, Inc. (“NovaSom”) from September 15, 2009 to September 26, 2019. In August 2019, NovaSom filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States. The directors and officers of NovaSom remained involved with the company during the Chapter 11 proceedings in order to facilitate the sale of the company. NovaSom’s assets were sold on September 27, 2019 and the Chapter 11 bankruptcy proceedings were dismissed on October 31, 2019.

Dr. Graves was a member of the board of directors of Akorn, Inc. (“Akorn”) from March 2012 to September 2020. In May 2020, Akorn filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States. The directors and officers of Akorn remained involved with the company during the Chapter 11 proceedings in order to facilitate the sale of the company. Akorn’s assets were sold on October 1, 2020.

(2)	On April 22, 2021, the Board divided the responsibilities of the Governance, Compensation and Nominating Committee (the “GCN Committee”) into a separate and distinct Governance and Nominating Committee (the “GN Committee”) and a separate and distinct Compensation Committee (the “Compensation Committee”). See “Our Approach to Corporate Governance – Committees of our Board”).

(3)	Mr. Cucuz is considered a non-independent director as a result of the fact that he serves on the board of directors of Greybrook Health, a significant shareholder of the Company, and is an employee of Greybrook Securities.

(4)	Mr. Leonard is considered a non-independent director as he is the President and Chief Executive Officer of Greenbrook.

(5)	Mr. Vamvakas is considered a non-independent director by reason of the fact that he serves as the chairman of Greybrook Capital, the controlling shareholder of Greybrook Health.

(6)	For additional information regarding stock option (“Options”) held by directors, see “Director Compensation” below.

(7)	Mr. Vamvakas, chairman of the Company, is the chairman and founder of Greybrook Capital, the parent company of Greybrook Health. Mr. Vamvakas disclaims beneficial ownership of the 4,327,697 Shares held by Greybrook Health.

(8)	Represents Shares directly held by an affiliate of 1315 Capital.

Board and Committee Attendance

The following table provides a summary of each director’s attendance at Board and Committee meetings in Fiscal 2020:

Name(1)	Board	Audit Committee	GCN Committee(2)	Overall Attendance
Brian P. Burke	5 of 6 (83%)	–	1 of 1 (100%)	6 of 7	86%
Colleen Campbell	6 of 6 (100%)	4 of 4 (100%)	–	10 of 10	100%
Sasha Cucuz	6 of 6 (100%)	–	–	6 of 6	100%
Adrienne Graves	5 of 6 (83%)	3 of 4 (75%)	1 of 1 (100%)	9 of 11	82%
Bill Leonard	6 of 6 (100%)	–	–	6 of 6	100%
Adele C. Oliva	6 of 6 (100%)	–	1 of 1 (100%)	7 of 7	100%
Frank Tworecke	6 of 6 (100%)	4 of 4 (100%)	1 of 1 (100%)	11 of 11	100%
Elias Vamvakas	6 of 6 (100%)	–	–	6 of 6	100%
TOTAL	96%	92%	100%	–	97%

Note:

(1)	Mr. Stephan Roker served on the Board from January 12, 2021 to January 15, 2021. During this time, Mr. Roker did not attend any Board or Committee meetings.

(2)	On April 22, 2021, the Board divided the responsibilities of the GCN into a separate and distinct GN Committee and a Compensation Committee. See “Our Approach to Corporate Governance – Committees of our Board”).

OUR APPROACH TO CORPORATE GOVERNANCE

General

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value. The disclosure set out below describes our approach to corporate governance.

The Role of the Board

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate in the form set forth in Appendix A that includes the following:

•	appointing the President and Chief Executive Officer;

•	appointment, evaluation and development of senior management and succession planning;

•	approving the corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting and reviewing the performance of the President and Chief Executive Officer against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of the President and Chief Executive Officer and other senior executive officers and that the President and Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair of the Board, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, director development and communicating with Shareholders and regulators. Our Board has also adopted a written position description for our lead director. See “– Meetings of Independent Directors and Conflicts of Interest”.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our President and Chief Executive Officer which sets out the key responsibilities of our President and Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration, supervising day-to-day management and communicating with Shareholders and regulators.

Corporate Governance Policies and Practices

Greenbrook is committed to strong corporate governance policies and practices. Our policies and practices continue to be developed having regard to the external environment and externally cited best practices to ensure that our governance practices are comprehensive, relevant, effective and transparent. We have adopted the following corporate governance policies to date, certain of which are available on our website at www.greenbrooktms.com:

•	Code of Conduct;

•	Corporate Governance Guidelines;

•	Disclosure Policy;

•	Insider Trading Policy;

•	Majority Voting Policy;

•	Clawback Policy; and

•	Whistleblower Policy.

Composition of our Board and Board Committees

Under our Articles, our Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors as determined from time to time by the directors. Our Board currently consists of eight (8) directors, the majority of whom are considered to be independent under Canadian securities laws and stock exchange rules, and all but five of whom are resident Canadians. Under the OBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by our Shareholders present in person or by proxy at a meeting of our Shareholders and who are entitled to vote. The directors will be elected by our Shareholders at each annual meeting of our Shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed.

The nominees for election by our Shareholders as directors will be determined by the GN Committee in accordance with the provisions of applicable corporate law and the charter of the GN Committee. See also “– Committees of our Board – Governance and Nominating Committee”.

Director Independence

Under National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Under Nasdaq Rule 5605(a)(2), an independent director is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the eight directors nominated for election to our Board, Bill Leonard, Sasha Cucuz and Elias Vamvakas are not considered to be “independent” within the meaning of applicable securities laws and stock exchange rules. Mr. Leonard is considered not independent by reason of the fact that he is our President and Chief Executive Officer. Mr. Cucuz is considered not independent as a result of the fact that he serves on the board of directors of Greybrook Health, a significant shareholder of the Company, and is an employee of Greybrook Securities. Mr. Vamvakas is considered not independent by reason of the fact that he serves as the chairman of Greybrook Capital, the controlling shareholder of Greybrook Health. Certain members of our Board are also members of the board of directors of other public companies (see “Election of Directors – Director Nominee Biographies”). Our Board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Meetings of Independent Directors and Conflicts of Interest

Our Board believes that given its size and structure, including the fact that a majority of our directors are independent, it is able to facilitate independent judgment in carrying out its responsibilities. To enhance such independent judgment, the independent members of the Board hold in-camera meetings with members of management and the non-independent directors not in attendance, as part of regularly scheduled Board meetings. Open and candid discussion among the independent directors is facilitated by the relatively small size of the Board and great weight is attributed to the views and opinions of the independent directors. Our Board has not appointed an independent Chair; however, Colleen Campbell has been appointed as lead director by our Board and is responsible for ensuring that the directors who are independent of management have opportunities to meet without management present, as required. The lead director shall be appointed and replaced from time to time by the Board. Discussions are led by the lead director who provides feedback subsequently to the Chair.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the OBCA regarding conflicts of interest.

As at the date hereof, no existing or potential material conflicts of interest exist between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

Committees of our Board

Prior to April 22, 2021, the Board had established two committees: the Audit Committee and the GCN Committee. On April 22, 2021, the Board determined that it was in the best interests of the Company to split the responsibilities of the GCN Committee into a separate and distinct Governance and Nominating Committee and a separate and distinct Compensation Committee. Accordingly, as at the date hereof, our Board has established three committees: the Audit Committee, the GN Committee and the Compensation Committee. All members of the Audit Committee, the GN Committee and the Compensation Committee are persons determined by our Board to be independent directors.

Audit Committee

Our Audit Committee consists of three (3) directors, each of whom are persons determined by our Board to be both independent directors and financially literate or sophisticated, each within the meaning of applicable U.S. and Canadian securities laws and/or stock exchange rules. Our Audit Committee is currently comprised of:

•	Colleen Campbell (Chair);

•	Adrienne Graves; and

•	Frank Tworecke.

Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit Committee, see “Election of Directors – Director Nominee Biographies”.

Our Board has adopted a written charter for the Audit Committee that sets out the purpose, composition, authority and responsibility of our Audit Committee, consistent with applicable Canadian securities laws and/or stock exchange rules. In connection with our listing on Nasdaq, we amended the charter of our Audit Committee to ensure compliance with all applicable U.S. securities laws and Nasdaq listing rules. A copy of the amended charter has been posted on our website at www.greenbrooktms.com. The Audit Committee assists our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

Additional information about our Audit Committee, as required by NI 52-110, is in our annual information form, which is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov (as an exhibit to our Annual Report on Form 40-F).

External Auditor Service Fee

We incurred the following fees by our external auditor, KPMG LLP, during the periods provided below:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit fees(1)	$879,220	$286,142
Audit-related fees(2)	$–	$444,860
Tax fees(3)	$220,146	$165,850
All other fees	$–	$–
Total fees paid	$1,099,366	$896,852

Notes:

(1)	Fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.

(2)	Fees related to the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC and implementation of revised policies as a result of new accounting standards.

(3)	Tax fees are comprised of tax compliance fees associated with the filing of tax returns.

The Audit Committee charter provides that the Audit Committee must pre-approve the retaining of the auditors for any audit or non-audit service. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence. The Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the auditors for any non-audit service to the extent permitted by law, but pre-approval by such member or members so delegated must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

Governance and Nominating Committee

Our GN Committee is comprised of three (3) directors, each of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our corporate governance, compensation and nominating policies. Our GN Committee is currently comprised of:

•	Adrienne Graves (Chair);

•	Brian P. Burke; and

•	Adele C. Oliva.

No member of our GN Committee is an officer of Greenbrook, and as such, our Board believes that the GN Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the GN Committee individually and collectively possess the requisite knowledge, skill and experience in governance matters, including human resource management and general business leadership, to fulfill the GN Committee’s mandate. All members of the GN Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations. For additional details regarding the relevant education and experience of each member of the GN Committee, see “Election of Directors – Director Nominee Biographies”.

Our Board has adopted a written charter for the GN Committee that sets forth the purpose, composition, authority and responsibility of our GN Committee. A copy of the charter has been posted on our website at www.greenbrooktms.com. Our GN Committee’s purpose is to assist our Board in:

•	the recruitment, development and retention of our senior executives;

•	maintaining talent management and succession planning systems and processes relating to our senior management;

•	developing our corporate governance guidelines and principles and providing us with governance leadership;

•	identifying and overseeing the recruitment of candidates qualified to be nominated as members of our Board;

•	reviewing the structure, composition and mandate of Board committees; and

•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our GN Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our GN Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our chair and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations from our GN Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our chair and committee chairs. In identifying new candidates for our Board, the GN Committee will consider what competencies and skills our Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic. Our GN Committee is also responsible for orientation and continuing education programs for our directors. See also “– Orientation and Continuing Education”.

Compensation Committee

Our Compensation Committee is comprised of three (3) directors, each of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our compensation policies. Our Compensation Committee is currently comprised of:

•	Brian P. Burke (Chair);

•	Adele C. Oliva; and

•	Frank Tworecke.

No member of our Compensation Committee is an officer of Greenbrook, and as such, our Board believes that the Compensation Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the Compensation Committee’s mandate. All members of the Compensation Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “Election of Directors – Director Nominee Biographies”.

Our Board has adopted a written charter for the Compensation Committee that sets forth the purpose, composition, authority and responsibility of our Compensation Committee. A copy of the charter has been posted on our website at www.greenbrooktms.com. Our Compensation Committee’s purpose is to assist our Board in:

•	the appointment, performance, evaluation and compensation of our senior executives;

•	developing a compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•	assessing the compensation of our directors; and

•	developing benefit, retirement and savings plans.

For information on the process by which the Compensation Committee and the Board determine the compensation of our directors and executive officers, see “Director Compensation” and “Executive Compensation” below.

Role of the Compensation Consultant

As part of the Compensation Committee’s annual review of the Company’s compensation program, the Compensation Committee may engage an independent compensation consultant to evaluate the Company’s director and/or executive compensation program against market practice. In 2020, the Company retained Mercer (Canada) Inc. (“Mercer”), an independent compensation consultant, to assist with the development of a director and executive compensation framework for fiscal 2021 and beyond. Mercer’s mandate was to provide independent advice to the Compensation Committee (formerly the GCN Committee) on director and executive compensation matters, including identifying an applicable compensation peer group, benchmarking director and executive compensation, reviewing short-term and long-term incentive plan design vehicles and metrics, including compensation risks and governance matters Mercer provided periodic advice to the Compensation Committee with respect to such compensation matters and in response to other Compensation Committee requests, culminating in the adoption by the Company of a new executive and director compensation framework that is effective for fiscal 2021 (see “Director Compensation – Changes to Director Compensation for Fiscal 2021” and “Executive Compensation – Changes to Executive Compensation for Fiscal 2021”). Mercer did not provide any other services to the Company, our directors or management and the Company did not retain any other compensation consultants in 2019 or 2020.

The Compensation Committee is of the view that prescriptive formulas and weightings applied to forward-looking objectives cannot capture all aspects of business circumstances and can lead to unintended consequences and potentially foster “narrow-minded” thinking and behaviors. For these reasons, all benchmarking data is used only for informational purposes and the Compensation Committee deliberately avoids the use of a mechanical approach to its compensation analysis. Instead, the Compensation Committee focuses on applying sound judgment in combination with reviewing several sources of information in arriving at compensation decisions

The fees billed by Mercer during the financial year ended December 31, 2020 is provided in the table below:

	Year Ended December 31, 2020	Year Ended December 31, 2020
Executive Compensation-Related Fees(1)	$-	$-
All other fees(2)	$-	$-
Total fees paid	$-	$-

Notes:

(1)	All fees billed by Mercer in respect of services provided to the Company relating to determining compensation for the Company’s directors and executive officers in 2020 were billed by Mercer in 2021 (totaling approximately C$61,000 as of the date of this Circular).

(2)	Represents the aggregate fees billed for all other services provided by Mercer that are not reported under “Executive Compensation-Related Fees”.

Director Term Limits and Other Mechanisms of Board Renewal

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting, or until a successor is appointed or elected, and will be eligible for re-election. Nominees will be nominated by the GN Committee, in each case for election by Shareholders as directors in accordance with the provisions of our constating documents and applicable corporate and securities laws. All nominees who are nominated by the GN Committee will be included in the proxy-related materials to be sent to Shareholders prior to each annual meeting of Shareholders.

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. The Company believes such limits and automatic mechanisms would discount the value of experience and unnecessarily deprive the Company of the contribution by directors who have developed a deep knowledge of the Company over time. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the GN Committee will seek to maintain the composition of our Board in a way that provides, in the judgment of our Board, the best mix of skills and experience to provide for our overall stewardship. Our GN Committee is also expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See also “– Diversity”.

Orientation and Continuing Education

To maintain reasonable assurance that every new director engages in a comprehensive orientation process and that all directors are provided with continuing education opportunities, the GN Committee has implemented an orientation program for new directors under which a new director will meet with the chair, the lead director, members of senior management and our corporate secretary. New directors will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. The GN Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the GN Committee’s mandate.

Ethical Business Conduct

We have adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with our Shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct and it monitors compliance through the GN Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct.

The Code of Conduct is available on our website at www.greenbrooktms.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Diversity

We believe that having a diverse Board can offer a breadth and depth of perspectives that enhance our Board’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are expected to be based on merit and past performance as well as expected contribution to our Board’s performance and, accordingly, diversity is taken into consideration. As of the date of this Circular, three of eight members on our Board, or approximately 38%, are women.

We have recruited and selected management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, 11 of 21 members of our management team, or approximately 52%, are female.

We do not currently have a formal policy for the representation and nomination of women on our Board or our management, as we have been successful in recruiting and retaining qualified female directors and management under our existing recruitment policies and processes. We have not adopted formal targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

The composition of our Board and management is shaped by the selection criteria established by the GN Committee. This is achieved by, among other things, ensuring that diversity considerations are taken into account in Board vacancies and management, monitoring the level of female representation on our Board and in management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization.

Disclosure Policy

The Board has adopted a Disclosure Policy to deal with the timely dissemination of all material information. The Disclosure Policy, which will be reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The Board, directly and through its committees, reviews and approves the contents of major disclosure documents, including annual and interim consolidated financial statements, prospectuses, the annual information form, management’s discussion and analysis and the management information circular. We seek to communicate to our Shareholders through these documents as well as by means of news releases, our website and investor relations calls and meetings.

Disclosure Committee

A Disclosure Committee comprised of senior management of the Company oversees the Company’s disclosure process as outlined in the Disclosure Policy. The Disclosure Committee’s mandate includes ensuring that effective controls and procedures are in place to allow the Company to satisfy all of its continuous disclosure obligations, including certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Disclosure Policy are in compliance with regulatory requirements. Our Audit Committee is responsible for reviewing our disclosure relating to our financial reporting.

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the compensation program for members of the Board and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our Shareholders. Directors who are employees of the Company (each, an “Excluded Director”) are not entitled to receive any compensation for his or her service as a member of our Board.

Director Fees

Our Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our Board, each director (other than Excluded Directors) was entitled to be compensated during Fiscal 2020 as indicated below:

Type of Fee		Amount
Annual Board Retainer	Chair	$50,000
	Board Member	$25,000
Annual Committee Retainer	Audit Committee Chair	$5,000
	GCN Committee Chair	$5,000
	Audit Committee Membership	Nil
	GCN Committee Membership	Nil
Meeting Fees	Board / Committee Meeting	Nil

Prior to fiscal 2021, in lieu of receiving a higher annual cash retainer, each director (other than Excluded Directors) was granted Options under the Stock Option Plan (as defined below) each year as follows: 10,000 Options were granted to the Chair; 5,000 Options were granted to each director; and an additional 1,000 Options were granted to each director who was also a Board committee chair. These options generally vest in three instalments and will generally expire on the tenth anniversary of the grant date.

See “– Changes to Director Compensation for Fiscal 2021” below.

All directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

Directors’ Hedging Policy

Our insider trading policy prohibits all of our directors from selling “short” or selling “call options” on any of our securities and from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such directors as compensation or of any other securities of Greenbrook held directly or indirectly by such person.

Director Compensation Table

The following table sets out the compensation that was earned by, paid to, or awarded to directors (other than Excluded Directors) during Fiscal 2020 under the compensation arrangements described above. Mr. Leonard does not receive any compensation for serving as a director of Greenbrook.

Name(1)	Fees Earned	Share-Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Brian P. Burke	$30,000	—	$33,000	—	—	$63,000
Colleen Campbell	$30,000	—	$33,000	—	—	$63,000
Sasha Cucuz	$25,000	—	$27,500	—	—	$52,500
Adrienne Graves	$25,000	—	$27,500	—	—	$52,500
Adele C. Oliva	$25,000	—	$27,500	—	—	$52,500
Frank Tworecke	$25,000	—	$27,500	—	—	$52,500
Elias Vamvakas	$50,000	—	$55,000	—	—	$105,000
					Total:	$441,000

Notes:

(1)	Mr. Stephan Roker served on the Board from January 12, 2021 to January 15, 2021. Mr. Roker did not earn or receive any compensation in respect thereof.

Outstanding Option-Based Awards

The following table sets out information on the outstanding Options held by each of our directors (other than Excluded Directors) as of December 31, 2020.

	Option-Based Awards
NAME	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)
Brian P. Burke	6,000	$10.00	October 3, 2028	$-
	6,000	$10.52	February 3, 2030	$-
Colleen Campbell	6,000	$10.00	October 3, 2028	$-
	6,000	$10.52	February 3, 2030	$-
Sasha Cucuz	5,000	$10.00	October 3, 2028	$-
	5,000	$10.52	February 3, 2030	$-
Adrienne Graves	5,000	$10.00	October 3, 2028	$-
	5,000	$10.52	February 3, 2030	$-
Adele C. Oliva	5,000	$10.52	February 3, 2030	$-
Frank Tworecke	5,000	$10.00	October 3, 2028	$-
	5,000	$10.52	February 3, 2030	$-
Elias Vamvakas	10,000	$10.00	October 3, 2028	$-
	10,000	$10.52	February 3, 2030	$-

Notes:

(1)	The exercise price of the options granted on February 3, 2020 was C$13.40. All remaining options grants in the table above have an exercise price in U.S dollars.

(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Share of C$12.70 on December 31, 2020, the last trading day of Fiscal 2020 (on a post-Share Consolidation basis). The exchange rate used was the rate at December 31, 2020 of C$1.00 = $0.7854.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our directors (other than Excluded Directors), the value of the Option-based awards vested in accordance with their terms during Fiscal 2020:

Name	Option-Based Awards – Value Vested or Earned During the Year(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Brian P. Burke	—	—
Colleen Campbell	—	—
Sasha Cucuz	—	—
Adrienne Graves	—	—
Adele C. Oliva	—	—
Frank Tworecke	—	—
Elias Vamvakas	—	—

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Shares on the TSX on the applicable vesting date.

Changes to Director Compensation for Fiscal 2021

Working with Mercer, the Compensation Committee adopted changes to our director compensation framework effective commencing in fiscal 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for director compensation that was in-line with market comparables and with a total director compensation package at target in the range of median compensation for a selected peer group. See “Executive Compensation – Changes to Executive Compensation for Fiscal 2021” for a description of the selected peer group used by Mercer for this purpose. The changes to the director compensation framework, effective commencing in fiscal 2021 includes the adoption of a DSU Plan (as defined below) for non-employee directors, as well as changes to the directors’ annual board and committee retainers, each as described below.

Deferred Share Unit Plan for Non-Employee Directors

On May 6, 2021 on the recommendation of Mercer, the Company adopted a deferred share unit plan for non-employee Directors (the “DSU Plan”). Each director (other than Excluded Directors) will be required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to non-employee Directors under the DSU Plan. Each director wishing to make an election for additional DSUs will be required to elect no later than the end of the calendar year preceding the year in which such election is to apply (and, in the case of a new director, within 30 days after the director’s appointment).

A DSU is a unit, equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the director. If and when cash dividends are paid on Shares, additional DSUs will automatically be granted to each director who holds DSUs on the record date for such dividends. Following an eligible director ceasing to hold all positions with the Company, the director will receive a payment in cash at the fair market value of the Shares represented by his or her DSUs generally within ten days of the director’s elected redemption date. Each director’s elected redemption date will not be earlier than the date the director ceases to hold all positions with the Company and will not be later than December 31 of the year following the year in which the director ceases to hold all positions with the Company.

Director Fees

Effective January 1, 2021, the annual director fees (other than in respect of Excluded Directors) with be as follows:

Type of Fee		Cash	DSUs(1)
Annual Board Retainer	Chair	$50,000	$50,000
	Board Member	$40,000	$40,000
Annual Committee Retainer	Audit Committee Chair	$15,000	Nil
	GN Committee Chair	$10,000	Nil
	Compensation Committee Chair	$10,000	Nil
	Audit Committee Membership	Nil	Nil
	GN Committee Membership	Nil	Nil
	Compensation Committee Membership	Nil	Nil
Meeting Fees	Board / Committee Meeting	Nil	Nil

Note:

(1)	Directors may elect to receive a higher proportion of their annual board retainer in the form of DSUs, which would result in a decrease to the cash component and a corresponding increase to the DSU component of the applicable directors’ annual board retainer. See “Deferred Share Unit Plan for Non-Employee Directors” above.

EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the named executive officers (“named executive officers” or “NEOs”) of the Company, namely:

•	Bill Leonard, President and Chief Executive Officer;

•	Erns Loubser, Chief Financial Officer and Treasurer;

•	Ed Cordell, Interim Chief Financial Officer

•	Roberto Drassinower, Chief Operating Officer;

•	Geoffrey Grammer, Chief Medical Officer; and

•	Euphia Smith, Chief Marketing Officer.

Mr. Erns Loubser took a medical leave of absence in early November 2020. Mr. Ed Cordell was immediately appointed as Interim Chief Financial Officer. Mr. Loubser returned to his role as Chief Financial Officer and Treasurer effective April 20, 2021.

Compensation Discussion and Analysis

Overview

We operate in a highly competitive and evolving market. To succeed in this market and achieve our strategic business and financial objectives, we need to attract, retain and motivate a highly talented executive team. Our executive compensation program is designed to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive team to achieve our strategic business and financial objectives;

•	align the interests of our executive officers with those of our Shareholders; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive team.

We offer our executive officers cash compensation in the form of base salary and a discretionary annual bonus, and occasionally equity-based compensation in the form of Options under the Stock Option Plan. We believe that executives who have significant equity investment in the Company, whether in the form of Shares or equity-based compensation awards, will be motivated to achieve our strategic business and financial objectives, and it also aligns their interests with the long-term interests of our Shareholders. See “Executive Compensation – Changes to Executive Compensation for Fiscal 2021”.

While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation philosophy and compensation program on an ongoing basis and plan to continue to review the compensation of our executive team on an annual basis to ensure that we are providing competitive compensation opportunities for our executive team and that the interests of our executives are in line with the long-term interests of our Shareholders. See “Executive Compensation – Changes to Executive Compensation for Fiscal 2021”. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Compensation-Setting Process

The Compensation Committee is responsible for assisting our Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile.

Our Board has adopted a written charter for the Compensation Committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our directors and executive officers. The Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our President and Chief Executive Officer and various other key employees is fair, reasonable and consistent with the objectives and philosophy of our compensation program. See also “Our Approach to Corporate Governance – Committees of our Board – Compensation Committee”.

Our President and Chief Executive Officer makes recommendations to the Compensation Committee each year with respect to the compensation for the other NEOs.

The Compensation Committee generally meets annually to review the compensation program and make recommendations for any changes to the Board, as appropriate. As part of this annual review, the Compensation Committee may engage an independent compensation consultant to evaluate the Company’s executive compensation program against market practice. See “Our Approach to Corporate Governance – Role of the Compensation Consultant”.

Risk and Executive Compensation

In reviewing our compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The Compensation Committee also seeks to ensure the Company’s compensation practices do not encourage excessive risk-taking behavior by the executive team.

Governance Policies

Trading Restrictions

All of our executive officers (including the NEOs), directors and employees are subject to our insider trading policy, which prohibits trading in our securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into certain types of hedging transactions involving the securities of the Company, such as short sales, puts and calls. Furthermore, we permit our executive officers, including the NEOs, to trade in the Company’s securities, including the exercise of Options, only during prescribed trading windows.

Clawback Policy

We have a clawback policy which applies to annual bonus payments and other incentive compensation provided to current and former executive officers, including the NEOs.

The Board has defined a number of reasons for which it may pursue a clawback of an executive officer’s annual bonuses and other incentive awards. Under our clawback policy, a clawback may be triggered if an executive officer:

•	engages in misconduct that results in the need to restate our financial statements, where the individual received an award calculated on the achievement of those financial statements and the award received would have been lower had the financial statements been properly reported;

•	commits a material breach of our Code of Conduct;

•	engages in gross negligence, fraud, theft, dishonesty or willful misconduct; or

•	is convicted of or pleads guilty or nolo contendere to a criminal offence or a statutory offence involving moral turpitude.

The clawback policy provides that the Board may require an executive officer to repay all or a portion of the annual bonus payments and other incentive compensation received over a specified period preceding the triggering event, among other remedies available to the Board. The GN Committee will continue to keep this policy under review as part of its regular risk review.

Components of Compensation

The compensation of our executive officers includes two major elements: (i) base salary, and (ii) a discretionary annual bonus. Additionally, from time to time, the Board has granted awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These awards are in the form of Options under the Stock Option Plan, which assist the Company in retaining key employees who have the potential to add value to the Company over the longer term. Perquisites and benefits are not a significant element of compensation of our executive officers. See “Executive Compensation – Changes to Executive Compensation for Fiscal 2021”.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are reviewed annually by the Board and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Discretionary Annual Bonuses

The Board believes that its ability to exercise discretion and judgment is critical to ensuring that annual bonuses reflect the assessment of risk in the decisions and actions taken by our executive team and consider unexpected circumstances or events that have occurred during the year. In determining annual bonus amounts, the Board reviews each NEO’s performance over the year, including how their decisions and actions align with the Company’s long-term strategy and how they considered the risks associated with such decisions, along with the Company’s performance over the year. The discretionary annual bonus, if any, typically represents less than 50% of an NEO’s total compensation. No NEOs have a contractual right to a bonus. The annual bonuses awarded to each NEO in Fiscal 2020 are set forth below under “— Summary Compensation Table”.

Long-Term Incentive Plans

Amended and Restated Omnibus Equity Incentive Plan

In 2018, we established the stock option plan of the Company, which was amended and restated by our Board on May 24, 2019 (and approved by Shareholders on June 28, 2019) (the “Stock Option Plan”).

The Stock Option Plan was further amended and restated by our Board on May 6, 2021 and is now referred to as the Amended and Restated Omnibus Equity Incentive Plan (the “Equity Incentive Plan”). The recent amendments made by our Board were to (a) permit the grant of restricted share units (“RSUs”) and performance share units (“PSUs” and, collectively with RSUs, “Share-Based Awards”) under the Equity Incentive Plan, (b) set limitations on employee post-employment entitlements that might arise pursuant to statute or the common law, (c) update the non-employee director participation limits to account for RSUs and PSUs, (d) update the amendment provisions that do not require Shareholder approval to account for RSUs and PSUs, (e) update the amendment provisions that do require Shareholder approval to account for RSUs and PSUs and to meet the requirements of the TSX, (f) include a clawback provision (as described below), (g) to qualify for favorable treatment under applicable tax laws, and (h) to make other changes of a housekeeping nature. For purposes of this Circular, the amendments described in subsections (d) and (e) above are collectively referred to as the “Amendment Provision Updates”. Pursuant to the terms of the Stock Option Plan, the inclusion of the Amendment Provision Updates in the Equity Incentive Plan requires Shareholder approval, which is being sought at the Meeting.

The Equity Incentive Plan provides eligible participants with compensation opportunities that enhance our ability to attract and retain our executive officers, other key employees, directors and consultants and ensure that their interests are aligned with the success of the Company and its affiliates. The material features of the Equity Incentive Plan are summarized below, which is qualified in its entirety by the complete text of the Equity Incentive Plan set out in Appendix C to this Circular.

Administration and Eligibility

The Equity Incentive Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the Equity Incentive Plan to the Compensation Committee. Pursuant to the terms of the Equity Incentive Plan, the Board is empowered to (a) interpret and administer the plan from time to time, (b) adopt, amend and rescind rules and regulations for carrying out the Equity Incentive Plan, (c) grant Options and Share-Based Awards (collectively, “Awards”), (d) determine the exercise price, performance period, performance vesting conditions, vesting schedule, term, limitations, restrictions and conditions applicable to Awards, (e) waive or amend the performance vesting conditions, any other vesting conditions or vesting schedule, and (f) make any other determinations that the Board deems necessary or desirable for the administration of the Equity Incentive Plan.

Employees, directors and consultants of the Company and its affiliates are eligible to participate in the Equity Incentive Plan; however, directors are not entitled to receive grants of PSUs.

Shares Subject to the Equity Incentive Plan and Participation Limits

The maximum number of Shares that are available for issuance under the Equity Incentive Plan (including upon the exercise of the replacement options that were granted by the Company in exchange for options granted under our predecessor’s amended and restated stock option plan) is 10% of the issued and outstanding Shares from time to time; provided that, the maximum number of Shares that may be issued pursuant to RSUs and PSUs shall not exceed 5% of the number of issued and outstanding Shares from time to time. Shares underlying Options and replacement options that have been exercised or that have expired or terminated for any reason and Shares underlying Share-Based Awards that have been settled or disposed of or that have expired or been terminated for any reason will become available for subsequent issuance under the Equity Incentive Plan. As a result, the Equity Incentive Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallocated Awards under the Equity Incentive Plan be sought by the Company every three years from a majority of the votes cast by shareholders. The Stock Option Plan was most recently approved by Shareholders on June 28, 2019. Notwithstanding Shareholder approval of the unallocated Awards being required by June 28, 2022, Shareholders are being asked to approve all unallocated Awards under the Equity Incentive Plan at the Meeting, in conjunction with the Amendment Provision Updates.

As at December 31, 2020, 736,500 Options and no Share-Based Awards had been granted under the Equity Incentive Plan, representing approximately 5.5% of the issued and outstanding Shares as of that date. As of December 31, 2020, 613,747 Awards remain available for future issuance under the Equity Incentive Plan, representing approximately 4.5% of the issued and outstanding Shares as of that date.

The number of Shares that may be (i) issued to insiders of the Company within any one-year period, or (ii) issuable to insiders of the Company at any time, in each case, under the Equity Incentive Plan alone, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Shares. Additionally, the aggregate value of all Awards granted to any one director in any one year period under all security-based compensation arrangements of the Company may not exceed C$150,000 (with no more than C$100,000 attributable to Options) based on the grant date fair value of the Awards, other than Awards granted in lieu of cash fees payable for serving as a director.

Options

The terms and conditions of grants of Options, including the quantity, grant date, exercise price, vesting conditions and other terms and conditions will be set out in the participant’s grant agreement. The exercise price for Options will be determined by our Board, which may not be less than the fair market value of a Share (being the closing price of a Share on the TSX for Canadian resident participants or on the Nasdaq for U.S. resident participants on the applicable date (the “Fair Market Value”)) on the date the Option is granted. Options will vest in accordance with the vesting schedule established on the grant date, which historically has been as to one-third on each of the first three anniversaries of the grant date.

Options must be exercised within a period fixed by our Board that may not exceed ten years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until ten business days after the end of the blackout period. The Equity Incentive Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a participant’s employment.

In order to facilitate the payment of the exercise price of the Options, the Equity Incentive Plan contains a cashless exercise feature and a net settlement feature. Additionally, vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the Board. Pursuant to the net settlement feature, to the extent permitted by the Board and as permitted by applicable law, a participant may elect to have the Company retain such number of Shares otherwise issuable in connection with the exercise of the Option as will have a Fair Market Value on the date of such exercise equal to the aggregate exercise price. Pursuant to the cashless exercise feature, to the extent permitted by the Board and as permitted by applicable law, a participant may elect to receive (i) an amount in cash equal to the cash proceeds realized upon the sale of the Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, (ii) an aggregate number of Shares that is equal to the number of Shares underlying the unexercised Options, minus the number of Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, or (iii) a combination of clauses (i) and (ii).

RSUs and PSUs

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to the awards, will be set out in the participant’s grant agreement.

In the case of PSUs, the performance-related vesting conditions may include financial or operational performance of the Company, total shareholder return (either absolute or relative or both), individual performance criteria or other criteria as determined by our Board, which will be measured over a specified period, generally until the end of the third calendar year from the date of the grant.

Subject to the achievement of the applicable vesting and performance-related (if applicable) conditions, on the settlement date of an RSU or PSU, the Company will either, in its sole discretion (i) issue from treasury the number of Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Fair Market Value as at the settlement date, or (iii) a combination of (i) and (ii). Notwithstanding the ability for the Company to settle vested RSUs (and related Dividend Share Units) in Shares pursuant to subsection (i) or through a cash payment pursuant to subsection (ii) above, vested RSUs held by directors who are Canadian taxpayers will be settled in Shares pursuant to subsection (i); provided that, the Company may, in its sole discretion, permit such a director to elect to receive a cash payment pursuant to subsection (ii).

Dividend Share Units

When dividends (other than stock dividends) are paid on Shares, additional share units (“Dividend Share Units”) will be automatically credited to each participant who holds RSUs or PSUs on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs and PSUs held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Share, and then divided by the Fair Market Value of the Shares on the dividend payment date. Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

Cessation of Employment or Services

Unless otherwise determined by our Board or if a participant’s employment agreement or consulting agreement or arrangement expressly provides more favorable rights with respect to the Awards, in the event of a cessation of employment or services, the following rights apply.

In the event a participant ceases to be an employee, director or consultant of the Company or a designated affiliate, all outstanding Awards granted to the participant under the Equity Incentive Plan that are unvested on the cessation date will be forfeited. All outstanding Options that have vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the participant ceases to be an employee, director or an individual consultant by reason of death or disability, the participant’s Options must be exercised within 9 months of the date of death or disability; (ii) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of termination without cause, the participant’s Options must be exercised within 3 months of the cessation date; (iii) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of voluntary resignation or termination, the participant’s Options must be exercised within 30 days of the cessation date; and (iv) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of termination for cause, the participant’s Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable expiry date of the Options, after which time all remaining Options will terminate. Any vested Share-Based Awards held by the participant will be settled as soon as practicable following the cessation date.

In the event a participant ceases to be an employee, director or consultant of the Company or a designated affiliate due to a termination for cause, all Awards (whether vested or unvested) will be forfeited on the cessation date.

Change of Control

In the event of a change in control, except as otherwise provided in a grant agreement, the Board will provide for the treatment of each outstanding Award, which treatment need not be uniform for all participants and/or Awards and which may include, without limitation, one or more of the following: (i) (a) continuation of such Award, or (b) conversion of such Award into, or substitution or replacement of such Award with, an award with respect to equity interests of the successor (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Award; (ii) acceleration of the vesting and/or exercisability of Awards; (iii) upon written notice, providing that outstanding Options must be exercised, to the extent then exercisable, during a specified period of time preceding the change in control as determined by the Board, and further providing for the right to exercise an Option as of immediately, or during a specified period, prior to such change in control, and the termination and forfeiture of any such Option without payment of any consideration therefor to the extent such Option is not timely exercised; (iv) if vesting of such Award is subject to performance criteria, the level of attainment of such criteria shall be determined by the Board in its discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such change in control or a specified date prior thereto; (v) other than for participants who are Canadian taxpayers in respect of their Options, automatic cancellation or voluntary surrender of all or any portion of outstanding Awards for payment of their fair value (in the form of cash, securities, rights and/or other property) as determined in the sole discretion of the Board; (vi) permitting an Option to be surrendered to the Company in consideration for a payment, in cash, securities, rights and/or other property, in an amount equal to the intrinsic value of such Option as of immediately prior to such change in control; and/or (vii) cancellation of all or any portion of outstanding unvested and/or unexercisable Awards for no consideration.

Adjustments

In the event that there is any change in the Shares or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization (each an “Adjustment Event”), then the Board, to prevent inappropriate dilution or enlargement of participants’ rights under the Equity Incentive Plan, will substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the exercise price applicable to outstanding Options; (iv) the number of Share-Based Awards held by the participants; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Equity Incentive Plan or outstanding Awards; provided, however, that no adjustment will obligate the Company to issue or sell fractional securities.

Clawback

The Equity Incentive Plan provides that any Award which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Company, as may be adopted and amended from time to time, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

Amendment or Termination

Our Board may amend or suspend any provision of the Equity Incentive Plan or any Award, or terminate the Equity Incentive Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the TSX and the Nasdaq, if any, that require the approval of shareholders or any governmental or regulatory body. However, except as set forth in the Equity Incentive Plan or as required pursuant to applicable law or to qualify for any intended tax treatment, no action of the Board or shareholders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant.

Our Board is permitted to make certain amendments to the Equity Incentive Plan or to any Award outstanding thereunder without seeking shareholder approval, including but not limited to, housekeeping amendments or amendments of an administrative nature, amendments to comply with applicable law or stock exchange rules, amendments necessary for Awards to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Award, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Equity Incentive Plan or any Award, and amendments necessary to suspend or terminate the Equity Incentive Plan. However, only the following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of Shares reserved for issuance under the Equity Incentive Plan;

•	increasing the length of the period after a blackout period during which Options may be exercised;

•	any amendment that would result in the exercise price for any Option being lower than the Fair Market Value on the applicable date of grant;

•	permitting the introduction or reintroduction of non-employee directors as eligible recipients of Awards on a discretionary basis or increasing the limits previously imposed on non-employee director participation;

•	removing or exceeding the insider participation limit;

•	reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of the TSX, in each case, except pursuant to a change of control or an Adjustment Event;

•	extending the expiry date of an Option, except for an automatic extension of an Option that expires during a blackout period;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Equity Incentive Plan which has the effect of deleting or reducing the range of amendments which required shareholder approval; or

•	amendments required to be approved by shareholders under applicable law or the rules, regulations and policies of the TSX and the Nasdaq, as applicable.

Assignment

Except as required by law or in the event of death or disability of the participant, the rights of a participant under the Equity Incentive Plan are not transferable or assignable.

Burn Rate

The following table provides the number of Options granted under the Equity Incentive Plan for Fiscal 2020, Fiscal 2019 and Fiscal 2018, expressed as a percentage of the weighted average number of Shares outstanding during the applicable fiscal year (“Burn Rate”). All figures in the below table are shown on a pre-Share Consolidation basis.

Fiscal Year	Number of Options Granted	Weighted Average Number of Shares Outstanding	Burn Rate
Fiscal 2020	797,500	63,999,382	1.25%
Fiscal 2019	385,000	53,828,597	0.72%
Fiscal 2018	450,500	40,209,697	1.12%

Benefit Plans

We provide some of our executive officers with disability, health and dental insurance programs on a comparable basis as other employees of the Company. We offer these benefits consistent with local market practice.

Perquisites

We do not offer significant perquisites as part of our compensation program.

Pension Plan Benefits

Dr. Grammer and Ms. Smith participate in the Company’s 401(k) plan made available to its U.S. employees. The Company provides an employer safe harbor matching contribution equal to 100% of a participant’s salary deferrals under the plan up to the first 1% of plan eligible compensation, plus 50% of a participant’s salary deferrals under the plan up to the next 5% of plan eligible compensation, subject to the limits imposed by the Internal Revenue Service. Other than the 401(k) plan, the Company does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Defined Contribution Plan Table

Name and Principal Position	Accumulated Value At Start of Year	Compensatory	Accumulated Value At Year-End(1)
Geoffrey Grammer Chief Medical Officer	$7,401	$8,313	$15,714
Euphia Smith Chief Marketing Officer	$-	$3,981	$3,981

Notes:

(1)	As at December 31, 2020.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the Equity Incentive Plan, please refer to “– Components of Compensation – Long-Term Incentives”. Except as described below, the Company has not entered into contractual termination, post-termination or change of control arrangements with any of its NEOs.

The Company has entered into an employment agreement with Ms. Smith that provides for contractual termination entitlements. In connection with Ms. Smith’s termination by the Company on a without cause basis, Ms. Smith is entitled to her accrued base salary and vacation through the termination date, and subject to her execution of a general release of claims in favor of the Company: (i) in the event that the termination occurs prior to May 1, 2020, a severance payment equal to 2 months of Ms. Smith’s base salary; (ii) in the event that the termination occurs after May 1, 2020, a severance payment equal to 2 months of Ms. Smith’s base salary, plus, one additional month of base salary for each additional full year of employment, up to a maximum of six months of her base salary. If Ms. Smith was terminated on a without cause basis on December 31, 2020, she would be entitled to her accrued base salary and vacation and a severance payment equal to $35,000. Ms. Smith would not have received any incremental payments in respect of her 16,000 Options granted under the Option Plan in connection with such event.

Ms. Smith is subject to a customary confidentiality covenant and certain restrictive covenants that will continue to apply following the termination of her employment, including non-competition and non-solicitation provisions which are in effect during Ms. Smith’s employment and for two years thereafter.

Performance Graph

The following graph compares the Company’s cumulative total shareholder return to the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Healthcare Total Return Index, assuming reinvestment of any dividends and considering a $100 investment on October 3, 2018, being the date the Company’s Shares began trading on the TSX. The S&P/TSX Composite Total Return Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the any comparable industry to the Company and are therefore not directly comparable to Greenbrook.

Cumulative Total Shareholder Return
October 3, 2018 to December 31, 2021

During the period covered by the performance graph, our common shares have both outperformed and underperformed the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Healthcare Total Return Index. However, throughout Fiscal 2020, our common shares largely underperformed the S&P/TSX Composite Total Return Index and largely outperformed the S&P/TSX Capped Healthcare Total Return Index.

Executive officer compensation is not strongly correlated to Shareholder returns in the short term, in part because equity-based incentives are calculated at the time of grant using grant date fair values, which do not reflect the actual value of compensation received when such incentives vest or are settled. In the longer term, executive officer compensation is directly impacted by the Company’s Share price performance.

Fiscal 2020 represented our second full fiscal year as a public company. As such, there is limited history of our common shares trading on the TSX, and it may not be possible to draw conclusions from the existing trends. Aside from base salaries, our compensation program is designed to include short-term incentives that align with the near-term targets of the business as well as long-term incentives that are tied to successful execution against our long-term growth strategy.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance(1)
Equity compensation plans previously approved by Shareholders	735,167	$7.60	615,080
Equity compensation plans not previously approved by Shareholders	N/A	N/A	N/A
Total	735,167	$7.60	615,080

Notes:

(1)	As at February 1, 2021 after giving effect to the Share Consolidation.

Summary Compensation Table

The table below shows the compensation paid to the NEOs in respect of the Company’s three most recently completed financial years.

					Non-Equity Incentive
					Plan Compensation
			Share-	Option-	Annual	Long-Term
Name and Principal			Based	Based	Incentive	Incentive	Pension	All Other	Total
Position	Year	Salary	Awards	Awards(1)	Plans(2)	Plans	Value(3)	Compensation(4)	Compensation
Bill Leonard	2020	$375,000	—	$55,000	$275,000	—	—	—	$705,000
President& Chief Executive Officer	2019	$350,000	—	—	$150,000	—	—	—	$500,000
	2018	$304,167	—	—	$125,000	—	—	—	$429,167
Erns Loubser(5)	2020	$290,000	—	$82,500	$100,000	—	—	—	$472,500
Chief Financial Officer and Treasurer	2019	$275,000	—	—	$100,000	—	—	—	$375,000
	2018	$181,173	—	—	$100,000	—	—	—	$281,173
Ed Cordell(6)	2020	$38,250	—	—	—	—	—	—	$38,250
Interim Chief Financial Officer	2019	—	—	—	—	—	—	—	—
	2018	—	—	—	—	—	—	—	—
Roberto Drassinower(7)	2020	$232,500	—	$55,000	$125,000	—	—	—	$412,500
Chief Operating Officer	2019	$232,500	—	—	$75,000	—	—	—	$307,500
	2018	$212,491	—	—	$75,000	—	—	—	$287,491
Geoffrey Grammer	2020	$237,500	—	$110,000	—	—	$8,313	—	$355,813
Chief Medical Officer	2019	$225,000	—	—	—	—	$7,401	—	$232,401
	2018	$175,000	—	—	$31,240	—	—	—	$206,240
Euphia Smith(8)	2020	$210,000	—	$22,000	$90,000	—	$3,981	—	$325,981
Chief Marketing Officer	2019	$140,000	—	$87,600	$75,000	—	—	—	$302,600
	2018	—	—	—	—	—	—	—	—

Notes:

(1)	Reflects the grant date fair value of Options that were granted in Fiscal 2018, Fiscal 2019 and Fiscal 2020, as applicable, determined in accordance with the Black-Scholes valuation model, using the following key assumptions:

Grant Date	Expected Life (Years)	Expected Volatility	Risk Free Interest Rate	Expected Dividend Yield
May 9, 2019	10	46.48%	1.68%	0.00%
February 3, 2020	10	46.12%	2.02%	0.00%

(2)	Amounts reflect annual bonuses that were paid to NEOs in respect of Fiscal 2018, Fiscal 2019 and Fiscal 2020.

(3)	Reflects contributions made by the Company to Dr. Grammer’s and Ms. Smith’s 401(k) plan.

(4)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

(5)	Mr. Loubser took a medical leave of absence effective November 10, 2020. Mr. Loubser continued to receive his base salary for the remainder of Fiscal 2020.

(6)	Mr. Cordell joined the Company on November 10, 2020. Accordingly, compensation in the above table reflects Mr. Cordell’s compensation from November 10, 2020 to December 31, 2020. Mr. Cordell’s compensation in respect of Fiscal 2020 was paid to a limited liability company wholly-owned by Mr. Cordell.

(7)	Mr. Drassinower’s compensation in respect of Fiscal 2018, Fiscal 2019 and Fiscal 2020 was paid by Greybrook Health to a corporation wholly-owned by him pursuant to the Management Services Agreement. Commencing February 2021, Mr. Drassinower’s compensation will be paid directly by the Company.

(8)	Ms. Smith joined the Company on May 1, 2019. Accordingly, compensation in the above table in respect of Fiscal 2019 reflects Ms. Smith’s compensation from May 1, 2019 to December 31, 2019.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Option-based awards held by each of our NEOs as of December 31, 2020. None of our NEOs currently hold any share-based awards.

	Option-Based Awards
	Number of
	Securities			Value of
	Underlying	Option	Option	Unexercised
	Unexercised	Exercise	Expiration	In-The-Money
Name and Principal Position	Options	Price(1)	Date	Options(2)
Bill Leonard(3)	10,000	$10.52	February 3, 2030	—
President & Chief Executive Officer
Erns Loubser(4)	10,000	$5.00	March 31, 2025	$49,749
Chief Financial Officer and Treasurer	5,000	$5.00	March 31, 2026	$28,874
	135,000	$5.00	March 31, 2027	$671,607
	15,000	$10.52	February 3, 2030	—
Ed Cordell	—	—	—	—
Interim Chief Financial Officer
Roberto Drassinower(5)	10,000	$10.52	February 3, 2030	—
Chief Operating Officer
Geoffrey Grammer(6)	40,000	$5.00	March 31, 2025	$198,995
Chief Medical Officer	5,000	$5.00	March 31, 2026	$24,874
	2,000	$5.00	March 31, 2027	$9,950
	20,000	$10.52	February 3, 2030	—
Euphia Smith(7)	12,000	$13.47	May 9, 2029	—
Chief Marketing Officer	4,000	$10.52	February 3, 2030	—

Notes:

(1)	The exercise price of the options granted on May 9, 2019 and February 3, 2020 were C$17.15 and C$13.40, respectively. All remaining options grants in the table above have an exercise price in U.S dollars.

(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Share of C$12.70 on December 31, 2020, the last trading day of Fiscal 2020. The exchange rate used was the rate at December 31, 2020 of C$1.00 = $0.7854.

(3)	Mr. Leonard was granted 10,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Stock Option Plan.

(4)	Mr. Loubser was granted 10,000 Options on March 31, 2015, which are fully vested; 5,000 Options on March 31, 2016, which are fully vested; 135,000 Options on March 31, 2017, which are fully vested; and 15,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Stock Option Plan.

(5)	Mr. Drassinower was granted 10,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Stock Option Plan.

(6)	Dr. Grammer was granted 40,000 Options on March 31, 2015, which are fully vested; 5,000 Options on March 31, 2016, which are fully vested; 2,000 Options on March 31, 2017, which are fully vested; and 20,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Stock Option Plan.

(7)	Ms. Smith was granted 12,000 Options on May 9, 2019, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Stock Option Plan; and 4,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Stock Option Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, the value of the Option-based awards vested in accordance with their terms during Fiscal 2020 and the value of the annual bonuses paid in respect of Fiscal 2020:

	Option-Based Awards –	Non-Equity Incentive Plan
	Value Vested or Earned	Compensation – Value Earned
Name and Principal Position	During the Year(1)	During the Year(2)
Bill Leonard	—	$275,000
President & Chief Executive Officer
Erns Loubser	$57,752	$100,000
Chief Financial Officer and Treasurer
Ed Cordell	—	—
Interim Chief Financial Officer
Roberto Drassinower	—	$125,000
Chief Operating Officer
Geoffrey Grammer	$856	—
Chief Medical Officer
Euphia Smith	—	$90,000
Chief Marketing Officer

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Shares on the TSX on the applicable vesting date.

(2)	Amounts reflect annual bonuses that were paid to NEOs in respect of Fiscal 2020.

Changes to Executive Compensation for Fiscal 2021

Working with Mercer, the Compensation Committee adopted certain changes to our executive compensation structure, effective for 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for executive officer compensation that was in-line with market comparables and with a total direct compensation package (that is, base salary and incentive compensation) at target in the range of median compensation for a selected peer group. For those purposes, the Compensation Committee selected a peer group from relevant industries in North America, including from the healthcare services, healthcare facilities and healthcare equipment sectors, and then narrowed the resultant list based on quantitative and qualitative factors. Those factors included whether a company is based in the United States or has primary operations in the United States and the relative size of the company compared to Greenbrook. The final peer group used for assessing compensation levels (the “Compensation Peer Group”) is comprised of the following 11 entities:

Compensation Peer Group
Star Equity Holdings, Inc.	Novation Companies, Inc.
CRH Medical Corporation	Neuronetics, Inc.
Enzo Biochem, Inc.	Sunlink Health Systems, Inc.
Protech Home Medical Corp.	BrainsWay Ltd.
OnTrack, Inc.	IMAC Holdings, Inc.
The Joint Corp.

On the advice of the Compensation Committee, the Board adopted the following executive compensation structure for the executive officers such that the Company’s executive compensation plan is now comprised of: (1) base salaries, (2) a short-term cash incentive (bonus) award, and (3) long-term incentive awards in the form of Options, RSUs and PSUs under the Equity Incentive Plan. The principal changes that have been determined by the Company as at the date of this Circular are described below.

CEO Compensation

The base salary for our President & Chief Executive Officer has increased effective January 1, 2021 to $450,000 per year (from $375,000), a target short-term cash incentive (bonus) award of $350,000, and an expected long-term equity incentive grant (to be comprised of Options, RSUs and PSUs) of $400,000. The allocation of the long-term equity incentive grant as between Options, RSUs and PSUs has yet to be determined.

Other Executive Officer Compensation

The base salaries for certain of the Company’s other NEOs have also increased effective January 1, 2021, as follows:

•	Chief Financial Officer: $300,000 (from $290,000);

•	Chief Operating Officer: $240,000 (from $232,500); and

•	Chief Marketing Officer: $225,000 (from $210,000) and a target short-term cash incentive (bonus) award of $100,000 (from $80,000).

Minor changes to long-term equity incentive grants for the Company’s other executive officers may be adopted during fiscal 2021, however no such determinations have been formalized in this regard.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

Interests of Certain Persons or Companies in Matters to be Acted Upon

To the knowledge of the directors and executive officers of Greenbrook, no director or executive officer of the Company, any proposed nominee for election as director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interests of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular and in our most recent annual information form under the heading “Interest of Management and Others in Material Transactions”, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2022 is April 15, 2022.

Additional Information

The Company is a reporting issuer under the applicable legislation of all of the provinces of Canada, excluding Quebec, and is required to file financial statements and information circulars with the various securities commissions. The Company has filed its annual information form with those securities commissions which, among other things, contained all of the disclosure required by Form 52-110F1 under NI 52-110.

Additional copies of our latest annual information form, this Circular and our consolidated financial statements and management’s discussion and analysis can be obtained upon request from the General Counsel of Greenbrook by writing to:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4.

Financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information about or relating to the Company can also be found at www.greenbrooktms.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Independent Director by writing to:

Lead Independent Director
Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4.

Board Approval

The contents and sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate securities regulatory authorities have been approved by the Board.

On behalf of the Board of Directors,

/s/Bill Leonard
Toronto, Ontario	Bill Leonard
May 7, 2021	President and Chief Executive Officer

Appendix A

MANDATE OF THE BOARD OF DIRECTORS

1.	Introduction

The members of the board of directors (respectively, the “Directors” and the “Board”) of Greenbrook TMS Inc. (the “Company”) are elected by the shareholders of the Company and are responsible for the stewardship of the Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Ontario) and the constating documents of the Company.

2.	Chair of the Board

The Board will appoint an independent director to act as Chair of the Board (the “Chair”). If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as Chair of the Board, the Board will also appoint an independent director to act as lead director (the “Lead Director”). Either an independent Chair of the Board or the Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

3.	Board Size

The constating documents of the Company provide that the Board shall be comprised of a minimum of three (3) Directors and a maximum of fifteen (15) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time. Applicable residency requirements will be complied with in respect of the composition of the Board.

4.	Independence

The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if he or she would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices and NASDAQ Rule 5605(a)(2).

5.	Role and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

In accordance with the Business Corporations Act (Ontario), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

6.	Board Meetings

(a)	In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. The non-employee Directors may meet without senior executives of the Company, as required. The independent Directors shall have regularly scheduled meetings, at least twice annually, without senior executives of the Company and any non-independent Directors.

(b)	The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(c)	The Chair (or other Directors as delegated by the Chair from time to time) may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Chair (or another Director delegated by the Chair).

7.	Delegations and Approval Authorities

(a)	The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of the Company.

(b)	The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee, and the Governance, Compensation and Nominating Committee. The Board may appoint other committees, as it deems appropriate, to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

8.	Strategic Planning Process and Risk Management

(a)	The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(b)	The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the Governance, Compensation and Nominating Committee.

9.	Succession Planning, Appointment and Supervision of Senior Executives

(a)	The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(b)	The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of the Company, and shall also approve the compensation of the senior executives of the Company upon recommendation of the Governance, Compensation and Nominating Committee. The CEO may not be present during voting or deliberations on his/her executive compensation.

10.	Financial Reporting and Internal Controls

The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

11.	Regulatory Filings

The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(b) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management’s discussion and analysis accompanying such financial statements, earnings press releases, management proxy circulars, annual information forms and annual reports, prospectuses and offering documents and other applicable disclosure.

12.	Corporate Disclosure and Communications

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

13.	Corporate Policies

The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

14.	Review of Mandate

The Board may, from time to time, permit departures from the terms of this Board Mandate, either prospectively or retrospectively. This Board Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may review and recommend changes to this Board Mandate from time to time and the Governance, Compensation and Nominating Committee may periodically review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

Appendix B

Option Plan Amendment Resolution

Whereas on October 3, 2018, the board of directors (the “Board”) of Greenbrook TMS Inc. (the “Company”) adopted a stock option plan, which stock option plan was amended and restated on May 24, 2019 (the “Stock Option Plan”);

AND WHEREAS the Board further amended and restated the Stock Option Plan on May 6, 2021, which is now referred to as the Amended and Restated Omnibus Equity Incentive Plan (the “Equity Incentive Plan”), to (a) permit the grant of restricted share units (“RSUs”) and performance share units (“PSUs” and, collectively with RSUs, “Share-Based Awards”), (b) set limitations on employee post-employment entitlements that might arise pursuant to statute or the common law, (c) update the non-employee director participation limits to account for RSUs and PSUs, (d) update the amendment provisions that do not require shareholder approval to account for RSUs and PSUs, (e) update the amendment provisions that do require shareholder approval to account for RSUs and PSUs and to meet the requirements of the Toronto Stock Exchange, (f) include a clawback provision, (g) qualify for favorable treatment under applicable tax laws, and (h) to make other changes of a housekeeping nature (the amendments described in subsections (d) and (e) above are collectively referred to as the “Amendment Provision Updates”), as more particularly described in the management information circular of the Company dated May 7, 2021 (the “Circular”);

AND WHEREAS pursuant to the terms of the Equity Incentive Plan, the Amendment Provision Updates require shareholder approval.

UPON MOTION DULY MADE AND SECONDED, Be it resolved that:

1.	The Amendment Provision Updates, as described in the Circular, be and are hereby approved; and

2.	any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

B-1

Appendix C

Amended and Restated Omnibus Equity Incentive Plan

C-1

Appendix D

Unallocated Awards Resolution

Whereas on October 3, 2018, the board of directors (the “Board”) of Greenbrook TMS Inc. (the “Company”) adopted a stock option plan, which stock option plan was amended and restated on May 24, 2019 (the “Stock Option Plan”), which does not have a fixed maximum number of common shares issuable;

AND WHEREAS the Board amended and restated the Stock Option Plan on May 6, 2021, which is now referred to as the Amended and Restated Omnibus Equity Incentive Plan (the “Equity Incentive Plan”) to permit the grant of restricted share units (“RSUs”) and performance share units (“PSUs” and, collectively with RSUs, “Share-Based Awards”), among other amendments, as more particularly described in the management information circular of the Company dated May 7, 2021 (the “Circular”);

AND WHEREAS the shareholders of the Company last approved the Stock Option Plan, by a majority of votes cast, on June 28, 2019;

AND WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years.

UPON MOTION DULY MADE AND SECONDED, Be it resolved that:

1.	All unallocated Options and Share-Based Awards under the Equity Incentive Plan, as described in the Circular, be and are hereby approved;

2.	The Company has the ability to continue granting Options and Share-Based Awards under the Equity Incentive Plan until June 14, 2024, which is the date that is three (3) years from the date of the shareholders meeting at which shareholder approval is being sought; and

3.	any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

D-1

GREENBROOK TMS INC.

AMENDED AND RESTATED

OMNIBUS EQUITY INCENTIVE PLAN

Greenbrook TMS Inc. (the “Corporation”) hereby adopts this Amended and Restated Omnibus Equity Incentive Plan for certain Employees, Directors and Consultants of the Corporation and/or its Affiliates.

Article 1
Purpose

1.1	Purpose.

The purpose of the Plan is to attract and retain Employees, Directors and Consultants of the Corporation and/or its Affiliates, and to ensure that interests of key persons are aligned with the success of the Corporation and its Affiliates.

Article 2
Interpretation

2.1	Definitions.

In the Plan, the following terms have the following meanings:

“Active Employment” or “Actively Employed” means a person is employed and actively performing employment duties for the Corporation or any of its Affiliates, or is on a leave of absence approved by the Corporation or any of its Affiliates. “Active Employment” or “Actively Employed” does not include any period during, or in respect of, which the person is receiving or is entitled to receive payments in lieu of notice, severance pay or damages for wrongful dismissal or otherwise, in each case, under statute, contract, common law or otherwise. For purposes of the Plan, an Employee is not Actively Employed if his or her employment has been terminated by his or her resignation or by the Corporation or any of its Affiliates, regardless of whether the Employee’s employment has been terminated with or without cause, with or without notice, lawfully or unlawfully;

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person, including any partner, member, shareholder or other equity holder of such Person or manager, director, officer or employee of such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms “controlling” and “controlled” shall have correlative meanings;

“Award” means an Option, RSU or PSU (and Dividend Share Unit) granted under the Plan (as the context requires);

“Award Agreement” means an Option Agreement, an RSU Agreement or a PSU Agreement (as the context requires);

“Blackout Period” means the period of time when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by insiders or other specified persons, including any period in which insiders or other specified persons are in possession of material undisclosed information, but excluding any period during which a regulator has halted trading in the Corporation’s securities;

“Board” means the board of directors of the Corporation;

“Business Day” means any day on which the Toronto Stock Exchange is open for business;

“Canadian Participants” means Participants who are residents for purposes of the Income Tax Act (Canada), or otherwise performing services in Canada for which the compensation under the Plan is not exempt from taxation under the Income Tax Act (Canada);

“Cause” means:

(a)	with respect to any Employee or Consultant, (i) in the case where there is an employment or consulting agreement or arrangement in effect between the Corporation or one of its Affiliates and the Participant that defines “cause” (or words of like import), “cause” as defined under such agreement or arrangement; or (ii) in the case where there is no such agreement or arrangement in effect between the Corporation or one of its Affiliates and the Participant:

(A)	theft, fraud, dishonesty or misconduct by the Participant involving the property, business or affairs of the Corporation or any of its Affiliates or the carrying out of the Participant’s duties to the Corporation or any of its Affiliates;

(B)	any material breach or non-observance by the Participant of any term of any employment or consulting agreement or arrangement between the Participant and the Corporation or any of its Affiliates, the Plan or any non-competition, non-solicitation, confidentiality or intellectual property covenants between the Participant and the Corporation or any of its Affiliates;

(C)	the material failure by the Participant to perform the Participant’s duties with the Corporation or any of its Affiliates provided that the Participant has been given notice in writing thereof and a reasonable period of time in which to rectify such failure;

(D)	the failure of the Participant to comply with the Participant’s fiduciary duties to the Corporation or any of its Affiliates; or

(E)	the Participant’s conviction of, or plea of guilty or no contest to, or entering into a pre-trial diversion program for, a criminal offence, felony, or a crime or offence involving moral turpitude;

(b)	with respect to a Director, a determination by a majority of the disinterested Board members that such Director has engaged in any of the following; (i) malfeasance in office; (ii) fraud, gross negligence or willful misconduct; (iii) false or fraudulent misrepresentation inducing the Director’s appointment; (iv) willful conversion of corporate funds; or (v) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance;

“Change in Control” means: (i) the sale of all or substantially all of the consolidated assets of the Corporation and the Subsidiaries to a Third Party Purchaser; (ii) a sale resulting in no less than a majority of the Common Shares (or other voting shares of the Corporation) on a fully diluted basis being held by a Third Party Purchaser; (iii) a merger, consolidation, recapitalization or reorganization of the Corporation with or into a Third Party Purchaser that results in the inability of the holders of Common Shares (or other voting shares of the Corporation) to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or (iv) any additional event that the Board determines is a Change in Control;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Code Section 409A” means Section 409A of the Code and the U.S. Treasury Regulations and other guidance promulgated thereunder;

“Common Shares” means the common shares in the capital of the Corporation and any securities into which such common shares may hereafter be converted, changed, reclassified or exchanged;

“Consultant” means an individual consultant or a consultant entity, other than an Employee or Director that:

(a)	is engaged to provide services on a bona fide basis to the Corporation or any of its Affiliates, other than services provided in relation to a distribution of securities of the Corporation or any of its Affiliates;

(b)	provides the services under a written contract with the Corporation or any of its Affiliates; and

(c)	spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or any of its Affiliates,

and includes, (i) for an individual consultant, (A) a company of which the individual consultant is an employee or shareholder; or (B) a partnership of which the individual consultant is an employee or partner, and (ii) for a consultant that is not an individual, an employee or director of the consultant, provided that the individual employee or director spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or any of its Affiliates;

“Director” means a member of the Board from time to time who is neither an Employee nor a Consultant;

“Disability” means the Participant’s inability to substantially fulfill his or her duties to the Corporation or any of its Affiliates for a continuous period of six months or more or the Participant’s inability to substantially fulfill his or her duties to the Corporation or any of its Affiliates for an aggregate period of six months or more during any consecutive 12-month period, (taking into account any accommodation by the Corporation or any of its Affiliates as is required under applicable law); if there is any disagreement between the Corporation and the Participant as to the Participant’s Disability or as to the date any such Disability began or ended, the same shall be determined by a physician mutually acceptable to the Corporation and the Participant whose determination shall be conclusive evidence of any such Disability and of the date any such Disability began or ended;

“Dividend Share Unit” has the meaning ascribed to such term in Section 5.5;

“Employee” means (subject to any applicable securities laws) a full-time or part-time employee of the Corporation or any of its Affiliates;

“Exchange” means the Toronto Stock Exchange, The Nasdaq Stock Market LLC or other stock exchange comparable or trading system as is approved by the Board (as the context requires);

“Fair Market Value” means with respect to a Common Share or other security, as of any date, (i)(a) for United States residents, the closing price reported on The Nasdaq Stock Market LLC on such date, or (b) for residents of any other jurisdiction (including Canada), the closing price reported on the Toronto Stock Exchange on such date, or, in each case, if there is no sale of such Common Share or other security on such date, then on the last previous date on which there was a sale on the applicable securities exchange, or (ii) if such Common Share or other security is not then traded on an established securities market, the fair market value of such Common Share or other security as determined by the Board (by the reasonable application of a reasonable valuation method), provided that no illiquidity or minority or similar discount is applied;

“Grant Date” means, for any Award, the date specified by the Board at the time it grants the Award (provided, however, that such date shall not be prior to the date the Board acts to grant the Award);

“insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

“Intrinsic Value” means, with respect to an Option, an amount equal to the excess, if any, of the Fair Market Value of a Common Share as of the applicable date of determination over the Option Price;

“Investor” means Greybrook Health Inc., an Ontario corporation, and any successors thereto;

“Notice” means a notice substantially in the form set out as Schedule B to the Plan, as amended by the Board from time to time;

“Option” means the right to purchase Common Shares granted under the Plan pursuant to the terms and conditions of an Option Agreement;

“Option Agreement” means an agreement between the Corporation and an Employee, Director or Consultant evidencing the grant of an Option and the terms and conditions of such Option, which shall substantially be in the form of Schedule A hereto or such other form(s) as determined by the Board, in its discretion from time to time, specifying the terms and conditions of an Option;

“Optionee” means an Employee, Director or Consultant who holds Options granted under the Plan pursuant to an Option Agreement;

“Option Price” means the purchase price per Optioned Share determined in accordance with Section 4.3;

“Optioned Shares” means the Common Shares which may be purchased by an Optionee pursuant to an Option;

“Participant” means any Employee, Director or Consultant to whom an Award is granted;

“Performance Period” means, with respect to PSUs, the period of time specified in the PSU Agreement during which the applicable Performance Vesting Conditions may be achieved;

“Performance Vesting Conditions” means such performance-related conditions in respect of the vesting of Share Units determined by the Board at the Grant Date, which may include but are not limited to, financial or operational performance of the Corporation, total shareholder return or individual performance criteria, measured over the Performance Period;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Plan” means this Amended and Restated Omnibus Equity Incentive Plan, as may be amended from time to time, and including the Addendum for U.S. Participants attached hereto;

“PSU” means a right granted to an Employee or Consultant to receive, at the discretion of the Corporation, a Common Share issued from treasury or a cash payment equal to the Fair Market Value thereof, which right generally becomes vested, if at all, subject to the attainment of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board;

“PSU Agreement” means an agreement between the Corporation and an Employee or Consultant evidencing the grant of an PSU and the terms and conditions of such PSU, which shall substantially be in the form of Schedule D hereto or such other form(s) as determined by the Board, in its discretion from time to time, specifying the terms and conditions of a PSU;

“Replacement Options” means the options to acquire Common Shares that were granted by the Corporation in exchange for options granted under the TMS NeuroHealth Centers, Inc. Stock Option Plan;

“RSU” means a right granted to an Employee, Director or Consultant to receive, at the discretion of the Corporation, a Common Share issued from treasury or a cash payment equal to the Fair Market Value thereof, which right generally becomes vested, if at all, following a period of continuous employment;

“RSU Agreement” means an agreement between the Corporation and an Employee, Director or Consultant evidencing the grant of an RSU and the terms and conditions of such RSU, which shall substantially be in the form of Schedule D hereto or such other form(s) as determined by the Board, in its discretion from time to time, specifying the terms and conditions of an RSU;

“security-based compensation arrangement” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time;

“Settlement Date” has the meaning ascribed to such term in Section 5.7;

“Share Unit” means an RSU, PSU or Dividend Share Unit (as the context requires);

“Share Unit Account” has the meaning ascribed to such term in Section 5.6;

“Shareholder” means a holder of Common Shares;

“Subsidiaries” means any direct or indirect subsidiary of the Corporation;

“Termination Date” means (i) in respect of a Participant who is a Consultant or Director, the date the Participant ceases to provide services to the Corporation or any of its Affiliates (for any reason), and (ii) in respect of a Participant who is an Employee, means the date that the Participant ceases to be Actively Employed for any reason, but in any case (a) without regard to whether the Participant’s employment with the Corporation or any of its Affiliates is terminated with or without Cause, with or without notice, lawfully or unlawfully or with or without any adequate compensation in lieu of notice, and (b) does not include any severance period or notice period to which the Participant might then be entitled or any period of salary continuance or deemed employment or other damages paid or payable to the Participant in respect of the termination of employment, and, in the case of both Subsections (a) and (b), whether pursuant to any applicable statute, contract, civil law, the common law or otherwise. Any applicable severance period or notice period shall not be considered a period of employment for the purposes of the Participant’s rights under the Plan;

“Third Party Purchaser” means any Person who is not an Affiliate of the Investor or an Affiliate of the Corporation and is the acquirer in connection with a Change in Control;

“Treasury Regulation” means any U.S. Treasury Regulation promulgated under the Code;

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; provided, however, that a Participant shall be a U.S. Participant solely with respect to those affected Awards; and

“Vesting Date” means the date or dates set out in the RSU Agreement or PSU Agreement on which Awards will vest, or such earlier date as is provided for in the Plan or is determined by the Board in its discretion from time to time.

2.2	Interpretation.

Any reference in the Plan to gender shall include all genders and words importing the singular number only shall include the plural and vice versa. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board, as applicable. The division of the Plan into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of the Plan. Unless otherwise indicated, any reference in the Plan to an Article or Section refers to the specified Article or Section of the Plan.

Article 3
Shares Reserved for Issuance

3.1	Shares Reserved for Issuance.

The maximum number of Common Shares reserved for issuance under the Plan (including upon the exercise of Replacement Options) shall be 10% of the issued and outstanding Common Shares (subject to any adjustment pursuant to Section 9.1) from time to time; provided that, the maximum number of Common Shares that may be issued pursuant to RSUs and PSUs shall not exceed 5% of the number of issued and outstanding Common Shares from time to time. If any Option or Replacement Option is exercised, expires or otherwise terminates for any reason, the number of Common Shares in respect of which the Option or Replacement Option has been exercised, expired or terminated shall again be available for issuance under the Plan. Common Shares underlying Share Units that have been settled or disposed of or that have expired or been terminated for any reason shall become available for subsequent issuance under the Plan.

3.2	Insider Participation Limits

The number of Common Shares that may be (i) issued to insiders of the Corporation within any one year period, or (ii) issuable to insiders of the Corporation at any time, in each case, under the Plan alone or when combined will all other security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares.

3.3	Director Participation Limits

The aggregate value of all Awards granted to any one Director in any one year period under all security-based compensation arrangements of the Corporation may not exceed C$150,000 (with no more than C$100,000 attributable to Options) based on the grant date fair value of the Awards, other than Awards granted in lieu of cash fees payable for serving as a Director.

3.4	No Fractional Shares.

No fractional Common Shares shall be issued under the Plan, and any fractional Share otherwise deliverable under an Award shall be forfeited for no consideration unless other treatment is determined by the Board.

Article 4
Grant of Options and Rights of Optionees

4.1	Grant of Options.

The Board may, at any time and from time to time grant Options to such Employees, Directors and Consultants as it may select for the number of Optioned Shares that it shall designate, subject to the provisions of the Plan. The Board shall make all necessary or desirable determinations regarding the granting of Options and may take into consideration the present and potential contributions of a particular Employee, Director or Consultant to the success of the Corporation and its Affiliates and any other factors which it may deem proper and relevant. The grant of an Option to an Employee, Director or Consultant at any time shall neither entitle such Person to receive, nor preclude such Person from receiving, a subsequent grant of an Option.

In all cases, the Options shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to an Employee in respect of his or her services to the Corporation or any of its Affiliates.

4.2	Option Agreement.

Each Option granted by the Board shall be evidenced by an Option Agreement between the Optionee and the Corporation. Each Option Agreement shall specify the number of Optioned Shares, the Option Price, and the terms and conditions of the Option.

4.3	Option Price.

The Option Price per Optioned Share at the time any Option is granted shall be the greater of:

(a)	the Fair Market Value of the Optioned Shares on the Grant Date; and

(b)	such greater amount as is determined by the Board on the Grant Date, if any.

4.4	Vesting Specified in the Option Agreement.

The Option Agreement shall specify the date or dates upon which an Optionee’s right to purchase the Optioned Shares shall vest (including subject to the attainment of certain financial results or other criteria). The Board shall have the discretion to provide for early vesting of any Option or Options.

4.5	Exercise of Options.

Options shall be exercisable as specified in the Option Agreement as to all or any lesser number of the Optioned Shares in respect of which the Optionee’s right to purchase Optioned Shares has vested.

4.6	Exercise Procedure.

Options shall be exercised by the Optionee or his or her personal legal representative delivering a Notice to the Corporation specifying the number of Optioned Shares in respect of which such Option is then being exercised and such Notice shall include payment in full of the applicable Option Price (and any applicable withholding taxes) through one or a combination of the following:

(a)	in cash or by certified check, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Board;

(b)	at the Optionee’s express request, to the extent permitted by the Board and as permitted by applicable law, a net settlement method whereby the Corporation shall retain such number of Common Shares otherwise issuable in connection with the exercise of the Option as shall have a Fair Market Value on the date of such exercise equal to the aggregate Option Price; or

(c)	to the extent permitted by the Board and as permitted by applicable law, pursuant to a broker-assisted cashless exercise, whereby the Optionee shall elect on the Notice to receive:

(i)	an amount in cash equal to the cash proceeds realized upon the sale, on the Optionee’s behalf, in the capital markets of the Optioned Shares in respect of which such Option is then being exercised by a securities dealer designated by the Corporation, less the aggregate Option Price, any applicable withholding taxes, and any transfer costs charged by the securities dealer to sell the Optioned Shares;

(ii)	an aggregate number of Common Shares that is equal to the number of Optioned Shares in respect of which such Option is then being exercised, minus the number of Optioned Shares sold in the capital markets on the Optionee’s behalf by a securities dealer designated by the Corporation as required to realize cash proceeds equal to the aggregate Option Price, any applicable withholding taxes and any transfer costs charged by the securities dealer to sell the Optioned Shares; or

(iii)	a combination of (i) and (ii).

4.7	Issuance of Shares.

Subject to Section 10.13, following the exercise of the Option, the Corporation shall take all actions necessary to issue fully paid and non-assessable Optioned Shares to the Optionee, following which the Optionee shall have no further rights, title or interest with respect to such Option.

4.8	Expiry of Options.

The Board will, at the time the Option is granted, determine the date or dates upon which an Option will expire, which date cannot be greater than ten (10) years from the Grant Date. On the expiry of an Option, the Option will be null, void and of no effect and no amount shall be payable to the Optionee in respect thereof as compensation, damages or otherwise. Notwithstanding any other provision of the Plan, each Option that would expire during a Blackout Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Blackout Period.

Article 5

Share Units

5.1	Granting of RSUs or PSUs.

The Board may, from time to time, grant RSUs or PSUs to such Employees, Directors and Consultants as it may select for the number of Common Shares that it shall designate, subject to the provisions of the Plan, except that no Director may receive a grant of PSUs under the Plan. Each RSU and PSU granted by the Board shall be evidenced by an RSU Agreement or PSU Agreement, respectively, between the Employee, Director or Consultant, as applicable, and the Corporation. The grant of an RSU or PSU to an Employee, Director or Consultant at any time shall neither entitle such Person to receive, nor preclude such Person from receiving, a subsequent grant of an RSU or PSU. Unless otherwise provided in the applicable Award Agreement, Share Units granted to an Employee, Director or Consultant shall be awarded solely in respect of services provided by such Person in the calendar year in which the Grant Date occurs. In all cases, the Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to an Employee in respect of his or her services to the Corporation or any of its Affiliates.

5.2	Number and Type of Share Units.

Each RSU Agreement and PSU Agreement shall set forth: (i) the Grant Date of the RSUs or PSUs; (ii) the number of RSUs or PSUs subject to such Award; (iii) the applicable vesting schedule; and (iv) any applicable Performance Vesting Conditions and Performance Period, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan.

5.3	Vesting of RSUs.

Subject to the terms of any employment, services or other agreement between the Participant and the Corporation or any of its Affiliates, or the Board expressly providing to the contrary, a Participant’s RSUs shall vest as to 100% on the third anniversary of the Grant Date.

5.4	Vesting of PSUs.

Subject to the terms of any employment, services or other agreement between the Participant and the Corporation or any of its Affiliates, or the Board expressly providing to the contrary, a Participant’s PSUs shall vest on the Vesting Date(s), conditional on the satisfaction of any Performance Vesting Conditions during the applicable Performance Period.

5.5	Dividend Share Units.

When dividends (other than stock dividends) are paid on Common Shares, additional Share Units (“Dividend Share Units”) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account in accordance with this Section 5.5 shall be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs.

5.6	Share Unit Accounts.

An account, called a “Share Unit Account”, shall be maintained by the Corporation for each Participant and will be credited with such grants of RSUs, PSUs or Dividend Share Units as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with Section 5.7 shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are settled, as the case may be. Where a Participant has been granted one or more RSUs or PSUs, such RSUs and PSUs (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account.

5.7	Settlement of Share Unit Awards.

On or as soon as practicable following the Vesting Date of a Share Unit and in any event no later than December 31 of the third year following the year in respect of which the Share Unit is granted (the “Settlement Date”), and subject to Section 10.12, the Corporation shall, in its sole discretion (i) issue from treasury the number of Common Shares that is equal to the number of vested Share Units held by the Participant as at the Settlement Date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares, (ii) deliver to the Participant an amount in cash (net of applicable withholding taxes) equal to the number of vested Share Units held by the Participant as at the Settlement Date multiplied by the Fair Market Value as at the Settlement Date, or (iii) a combination of (i) and (ii). Upon settlement of such Share Units, the corresponding number of Share Units credited to the Participant’s Share Unit Account shall be cancelled, and the Participant shall have no further rights, title or interest with respect thereto.

Notwithstanding the ability for the Corporation to settle vested RSUs (and related Dividend Share Units) in Common Shares pursuant to subsection (i) or through a cash payment pursuant to subsection (ii) above, vested RSUs held by Directors who are Canadian Participants will be settled in Common Shares pursuant to subsection (i); provided that, the Corporation may, in its sole discretion, permit such a Director to elect to receive a cash payment pursuant to subsection (ii).

Article 6

cESSATION OF EMPLOYMENT OR SERVICES

6.1	Cessation of Employment or Services Other Than for Cause.

Unless otherwise determined by the Board, in the event a Participant ceases to be Actively Employed by, or provide services to, the Corporation or any of its Affiliates and the Employee, Director, or Consultant has not been terminated for Cause, all unvested Awards held by the Participant on the Participant’s Termination Date shall automatically terminate and be forfeited on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

All Options that are held by an Optionee that are vested on the Optionee’s Termination Date may be exercised by the Optionee (or, in the case of death or Disability, the Optionee’s heirs, executors, administrators, trustees, personal legal representatives or the like in accordance with Section 10.15) during the applicable period specified in, and otherwise in accordance with the terms of, the Option Agreement, but in no event later than the expiration of the stated term of such Options, after which time such Options shall automatically terminate and be forfeited and no amount shall be payable to the Optionee (or any other Person) in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

Any vested Share Units in the Participant’s Share Unit Account on the Participant’s Termination Date shall be settled as soon as practicable following the Termination Date in accordance with Section 5.7.

The provisions of the Plan may take away or limit a Participant’s common law rights to Awards and any common law rights to damages as compensation for the loss of such Awards during any reasonable notice period.

6.2	Cessation of Employment or Service for Cause.

Subject to applicable law, unless otherwise determined by the Board, in the event a Participant ceases to be Actively Employed by, or provide services to, the Corporation or any of its Affiliates and the Employee, Director, or Consultant has been terminated for Cause, all Awards (whether vested or unvested) held by the Participant on the Participant’s Termination Date shall automatically terminate and be forfeited on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

Article 7
Change in Control

7.1	Change in Control.

In the event of a Change in Control, except as otherwise provided in an Award Agreement, the Board shall provide for the treatment of each outstanding Award as it determines in its discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:

(a)	(i) continuation of such Award or (ii) conversion of such Award into, or substitution or replacement of such Award with, an award with respect to equity interests of the successor (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Award (which value for an Option as of immediately following such Change in Control shall not exceed the Intrinsic Value of such Option as of immediately prior to such Change in Control);

(b)	acceleration of the vesting and/or exercisability of Awards;

(c)	upon written notice, providing that outstanding Options must be exercised, to the extent then exercisable, during a specified period of time preceding the Change in Control as determined by the Board, and further providing for the right to exercise an Option as of immediately, or during a specified period, prior to such Change in Control, and the termination and forfeiture of any such Option without payment of any consideration therefor to the extent such Option is not timely exercised;

(d)	if vesting of such Award is subject to performance criteria (including any Performance Vesting Conditions), the level of attainment (including deemed attainment) of such criteria shall be determined by the Board in its discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto;

(e)	other than for Canadian Participants in respect of their Options, automatic cancellation or voluntary surrender of all or any portion of outstanding Awards for payment of their fair value (in the form of cash, securities, rights and/or other property) as determined in the sole discretion of the Board, and which value may be zero; provided, that in the case of an Option, the fair value shall be equal to the Intrinsic Value of such Option as of immediately prior to such Change in Control; provided, further, that payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control;

(f)	permitting the Optionee to surrender to the Corporation all or any portion of an outstanding Option in consideration for a payment, in cash, securities, rights and/or other property, in an amount equal to the Intrinsic Value of such Option as of immediately prior to such Change in Control; provided, that payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; and/or

(g)	cancellation of all or any portion of outstanding unvested and/or unexercisable Awards for no consideration.

Article 8
Shareholder Rights

8.1	Shareholder Rights.

A Participant shall have no rights whatsoever as a shareholder in respect of any of the Common Shares (including any right to vote or to receive dividends or other distributions therefrom), unless and only to the extent that the Participant shall from time to time duly exercise an Option or receive a Common Share in settlement of a Share Unit, and thereby become a Shareholder.

Article 9
Certain Adjustments

9.1	Adjustment in the Number of Shares.

In the event that there is any change in the Common Shares or in the capital structure of the Corporation by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization, then the Board, to prevent inappropriate dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the Option Price applicable to outstanding Options; (iv) the number of Share Units in the Participants’ Share Unit Accounts; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Plan or outstanding Awards; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities. Any such adjustments shall, to the extent applicable, be made in good-faith compliance with Code Section 409A and/or paragraph 7(1.4)(c) of the Income Tax Act (Canada), as applicable.

Article 10
General

10.1	Notice.

Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or via email and addressed to the recipient, if to the Corporation, at its principal office to the attention of its Corporate Secretary, and if to the Participant, as indicated in the Award Agreement or at the Participant’s last known postal or email address shown in the records of the Corporation or any Affiliate. It is the responsibility of the Participant to advise the Corporation of any change in address, and neither the Corporation nor any Affiliate shall have any responsibility for any failure by the Participant to do so. Any Participant may change the Participant’s address from time to time by notice in writing to the Corporation. The Corporation shall give written notice to each Participant of any change of the Corporation’s address. Any such notice shall be effective, if delivered, on the date of delivery.

10.2	Continued Employment and Engagement; Voluntary Participation.

No Participant shall be induced to acquire, exercise or settle an Award by expectation of employment, engagement or other service or continued employment, engagement or other service. Nothing contained in the Plan or by the grant of any Awards will confer upon any Participant any right to the continuation of the Participant’s employment, engagement or other service by or with the Corporation or any of its Affiliates or interfere in any way with the right of the Corporation or any of its Affiliates at any time to terminate a Participant’s employment, engagement or other service or to increase or decrease the compensation of a Participant. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment, engagement or other service (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Plan does not give any Participant any right to claim any benefit or compensation except to the extent specifically provided in the Plan. Participation in the Plan by an Employee, Director or Consultant shall be voluntary.

10.3	Amendment and Termination.

(a)	The Board may amend or suspend any provision of the Plan or any Award, or terminate the Plan, at any time without approval of security holders, subject to those provisions of applicable law and the rules, regulations and policies of the Exchanges, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law or to qualify for any intended tax treatment, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan or any Award without seeking security holder approval:

(i)	amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or any Award or to correct or supplement any provision of the Plan or any Award that is inconsistent with any other provision of the Plan or any Award;

(ii)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the Exchanges;

(iii)	amendments necessary for Awards to qualify for favorable treatment under applicable tax laws;

(iv)	amendments to the vesting provisions of the Plan or any Award;

(v)	amendments to include or modify a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan maximum;

(vi)	amendments to the termination or early termination provisions of the Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension beyond the original expiry date of the Award; and

(vii)	amendments necessary to suspend or terminate the Plan.

(b)	Security holder approval will only be required for the following types of amendments:

(i)	any amendment to increase the maximum number of Common Shares issuable under the Plan, other than pursuant to Section 9.1;

(ii)	any amendment to the Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

(iii)	any amendment which would result in the Option Price for any Option granted under the Plan being lower than the Fair Market Value at the Grant Date of the Option;

(iv)	any amendment that would permit the introduction or reintroduction of Directors as eligible recipients of Awards on a discretionary basis or any amendment that increases the limits previously imposed on Director participation;

(v)	any amendment to remove or to exceed the insider participation limit set out in Section 3.2;

(vi)	any amendment which reduces the Option Price of an Option or allows for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of the Toronto Stock Exchange, in each case, other than pursuant to Section 7.1 or Section 9.1;

(vii)	any amendment extending the term of an Option beyond the original expiry date, except as provided in Section 4.8;

(viii)	any amendment which deletes or reduces the range of amendments which require approval by the security holders of the Corporation under this Section 10.3(b);

(ix)	any amendment which would allow for the transfer or assignment of Awards under the Plan, other than pursuant to Section 10.15 and for normal estate settlement purposes; and

(x)	amendments required to be approved by security holders under applicable law or the rules, regulations and policies of the Exchanges.

10.4	Administration.

The Plan shall be administered by the Board, which shall be empowered to: (i) interpret and administer the Plan from time to time; (ii) adopt, amend and rescind rules and regulations for carrying out the Plan; (iii) grant Awards; (iv) determine the Option Price, Performance Period, Performance Vesting Conditions, vesting schedule, term, limitations, restrictions and conditions applicable to Awards; (v) waive or amend the Performance Vesting Conditions, any other vesting conditions or vesting schedule; and (vi) make any other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. Any decision or determination made or action taken by the Board arising out of or in connection with the interpretation and administration of the Plan shall be final and conclusive, and the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on the Board pursuant to the Plan. No member of the Board or any Person acting pursuant to authority delegated by it, shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such Person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

10.5	No Undertaking or Representation.

The Participants, by participating in the Plan, shall be deemed to have accepted all risks associated with acquiring Common Shares pursuant to the Plan. The Corporation, its Affiliates and the Board make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the listing on any stock exchange or other market, of any Common Shares issued in accordance with the provisions of the Plan, and shall not be liable to any Participant for any loss whatsoever resulting from that Participant’s participation in the Plan or as a result of the amendment, suspension or termination of the Plan or any Award.

10.6	Clawback.

Notwithstanding any other provision of the Plan, any Award which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Corporation, as may be adopted and amended from time to time, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

10.7	Applicable Law.

The Plan and the provisions hereof shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.8	Currency.

Unless otherwise specifically provided herein or in a Grant Agreement to the contrary, all references to dollars in the Plan and in the Grant Agreements are references to United States dollars.

10.9	Compliance with Applicable Law.

If any provision of the Plan or any Award contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of the Corporation or its Affiliates or the Plan, then such provision may in the discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith, and appropriate consideration shall be paid by the Corporation to the extent that a Participant is adversely affected by such amendment.

The Corporation intends for the Plan to comply with 42 U.S.C. §§ 1320, 1320a-7, 7a and 7b, 1395w-4, 1395i, 1395 and 1395u (commonly referred to as the Federal Fraud Statutes), 42 U.S.C. § 1395nn (commonly referred to as the Stark Law), 31 U.S.C. §§ 3729-3733 (commonly referred to as the Federal False Claims Act) and 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§160, 162 and 164 (commonly referred to as the Health Insurance Portability and Accountability Act of 1996, or HIPAA), and all other laws specifically applicable to the Corporation by virtue of the business(es) it may conduct and/or the industries in which it may operate from time to time (for avoidance of doubt, in addition to all laws of general applicability). Accordingly, and without limitation, the Board shall not base its decision to grant an Award to a particular Employee, Director, or Consultant, or its inclusion of certain terms and conditions into an Award Agreement therefor, on such Employee’s, Director’s, or Consultant’s referrals to the Corporation or any of its Affiliates.

10.10	Unfunded Plan.

The Plan is unfunded. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) are no greater than the rights of a general unsecured creditor of the Corporation.

10.11	Successors and Assigns.

The Plan shall be binding on all successors and assigns of the Corporation and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of the Corporation or a Participant.

10.12	Tax Consequences.

It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. The exercise of each Option and the settlement of each Share Unit granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is required under applicable law in respect of such Award, such exercise or settlement is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require a Participant to: (i) pay to the Corporation sufficient cash as is reasonably determined by the Corporation to be the amount necessary to permit the required tax remittance to the relevant taxing authority; or (ii) make other arrangements acceptable to the Corporation to fund the required tax remittance. To the extent permitted by the Board and as permitted by applicable law, a Participant may elect to surrender vested Options or Share Units to the Corporation for a cash payment which shall be used to satisfy the withholding tax or other withholding liabilities as required under applicable law. The number of vested Options or Share Units that may be surrendered for a cash payment shall be equal to the withholding tax and other withholding liabilities as required under applicable law divided by the Fair Market Value of a Common Share on the applicable exercise date (rounded up to the nearest whole vested Option) or Settlement Date, as applicable.

10.13	Government Regulation and Grant Restrictions.

The Corporation’s obligation to issue and deliver Common Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Common Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Common Shares to listing on any Exchange on which such Common Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any Exchange on which such Common Shares are then listed. The Corporation may endorse such legend or legends upon the certificates for, or other evidences of, Common Shares issued upon the exercise or settlement of an Award and may issue such “stop transfer” instructions to its transfer agent in respect of such Common Shares as, in its absolute discretion, it determines to be necessary or appropriate. Awards may not be granted with a Grant Date or effective date earlier than the date on which all actions required to grant the Awards have been completed.

10.14	Non-Exclusivity.

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

10.15	Prohibition on Transfer, Assignment or Pledge of Awards.

Awards are personal to the Participant. No Participant may deal with any Award or any interest in it or transfer or assign any Award held by the Participant, except in the event of death or Disability, where an Award may be transferred to the Participant’s heirs, executors, administrators, trustees, personal legal representatives or the like. A purported transfer or assignment of any Award in any other circumstances will not be valid and the Corporation will not issue any Common Shares upon the attempted exercise or settlement of any such improperly transferred or assigned Award. A Participant may not mortgage, hypothecate, pledge or grant a security interest in any Award.

10.16	Other Employee Benefits.

The amount of any compensation received or deemed to be received by a Participant as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.

10.17	Priority of Agreements.

In the event of any inconsistency or conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail. In the event of any inconsistency or conflict between the provisions of the Plan or any Award Agreement, on the one hand, and a Participant’s employment or service agreement with the Corporation or any of its Affiliates (or a similar agreement), on the other hand, the provisions of the employment or service agreement (or a similar agreement) shall prevail.

10.18	General.

The existence of any Award does not affect in any way the right or power of the Corporation to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, arrangement, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Common Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Section 10.18 would have an adverse effect on the Plan or any Award pursuant to the Plan.

10.19	Severability.

If any provision of the Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from the Plan and the remaining provisions shall continue in full force and effect.

10.20	Effective Date.

The Plan was effective as of October 3, 2018 and was amended and restated on May 24, 2019 and on May 6, 2021. The Replacement Options shall be governed by the terms of the Plan effective as of October 3, 2018. The Plan, as amended and restated on May 6, 2021, shall apply to all Awards granted hereunder on or after May 6, 2021.

ADDENDUM FOR U.S. PARTICIPANTS

GREENBROOK TMS INC.

AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE PLAN

The provisions of this addendum to the Plan (the “Addendum”) apply to Options and Share Units granted to or held while a U.S. Participant. All capitalized terms used but not defined in this Addendum have the meanings ascribed to them in the Plan. Section references set forth below refer to sections of the Plan where not otherwise indicated. This Addendum shall have no effect on any other terms and provisions of the Plan or any Awards except as set forth below.

1.	Definitions.

As used in this Addendum, the Plan or any Award Agreement with respect to any U.S. Participant:

(a)	“Change in Control” has the meaning ascribed to such term in the Plan; provided, that a Change in Control shall be limited to a “change in control event” as defined under Code Section 409A to the extent necessary to avoid the imposition of taxes, penalties and interest under Code Section 409A in the case of a U.S. Participant.

(b)	“Fair Market Value” has the meaning ascribed to such term in the Plan; provided, that Fair Market Value shall be determined consistent with the principles of Code Section 409A to the extent applicable in the case of a U.S. Participant.

(c)	“Separation from Service” means, with respect to a U.S. Participant, any event that qualifies as a separation from service under Treasury Regulation Section 1.409A-1(h).

(d)	“Settlement Date” has the meaning ascribed to such term in Section 4 of this Addendum.

(e)	“Vesting Date” means, in the case of a U.S. Participant, the date that a Share Unit ceases to be subject to a substantial risk of forfeiture for purposes of Code Section 409A.

2.	Plan Not Subject to ERISA.

The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

3.	Options Granted to U.S. Participants.

(a)	Each Option granted to a U.S. Participant is intended as a “nonqualified stock option” exempt from Code Section 409A and is not intended to meet the requirements of Code Section 422. An Option may be granted to a U.S. Participant only if, with respect to such U.S. Participant, the Corporation is an “eligible issuer of service recipient stock” within the meaning of Code Section 409A.

(b)	In the case of an Option granted to a U.S. Participant, the Board shall extend the expiration of the Option due to a Blackout Period as provided under Section 4.8 of the Plan solely to the extent permitted in good-faith compliance with Code Section 409A, including Treasury Regulation Section 1.409A-1(b)(5)(v)(C)(1) promulgated thereunder.

4.	Settlement of Share Units.

With respect to a Share Unit held by a U.S. Participant, settlement shall be made (if ever) on or as soon as practicable following the Vesting Date, and in any event no later than the earlier of (i) December 31 of the third year following the year in respect of which the Share Unit is granted and (ii) March 15 of the year following the year in which the Vesting Date occurs (the date of such settlement, the “Settlement Date”). Subject to the timing set forth in the immediately preceding sentence, the settlement of a Share Unit held by a U.S. Participant shall be effected in accordance with Section 5.7 of the Plan.

5.	Change in Control.

With respect to Awards held by U.S. Participants, any actions taken under Section 7.1 of the Plan shall be taken in good-faith compliance with Code Section 409A. Without limitation, if any consideration payable under Section 7.1(e) of the Plan is deferred and/or contingent as a result of escrows, earnouts, holdbacks or any other contingencies, then, in order to comply with Code Section 409A, payment of such consideration may be accelerated, delayed or limited, or may made on substantially the same terms and conditions as are applicable to, and only to the extent actually paid to, the holders of Common Shares in connection with the Change in Control.

6.	No Acceleration or Delay.

With respect to any Award held by a U.S. Participant that is subject to Code Section 409A, the acceleration or delay of the time or schedule of any payment except as provided under the Plan (including this Addendum) is prohibited except to the extent permitted in regulations and administrative guidance promulgated under Code Section 409A.

7.	Code Section 409A.

(a)	Each Award made to a U.S. Participant is intended to be exempt from Code Section 409A, and the Plan and each Award Agreement shall be construed and interpreted consistent with such intent. Notwithstanding the foregoing, to the extent that any Award granted to a U.S. Participant is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Award will be subject to such additional rules and requirements as may be specified by the Board from time to time in order to comply with Code Section 409A.

(b)	With respect to Awards subject to Code Section 409A, all payments to be made upon, or on a date determined by reference to, a U.S. Participant’s Termination Date shall only be made upon or by reference to a Separation from Service, and in such a case, “termination,” “separation,” “Termination Date” and similar terms will be construed accordingly. If on the date of the U.S. Participant’s Separation from Service (i) the Corporation’s stock (or stock of any other company that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise, and (ii) the U.S. Participant is a “specified employee” as defined in Treasury Regulation Section 1.409A-1(i), then any amounts payable to the U.S. Participant under the Plan due to, and upon or within six months following, the U.S. Participant’s Separation from Service (other than due to death) will be postponed and instead paid in a single lump sum, without interest, within 30 days after the date that is six months following the U.S. Participant’s Separation from Service; provided, that if the U.S. Participant dies prior to payment of any amounts postponed hereunder, such amounts shall be paid to the U.S. Participant’s estate within 30 days following the U.S. Participant’s death.

(c)	If any provision of the Plan or any Award or Award Agreement contravenes Code Section 409A or could cause a U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Award or Award Agreement and does not guarantee that Awards will not be subject to taxes, interest and penalties under Code Section 409A. In no event shall the Corporation or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a U.S. Participant under Code Section 409A or for any damages for failing to comply with Code Section 409.